7/15



03024658

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Energy Africa

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 22 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4306 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 7/18/03



ENERGY AFRICA


82-4306
ARIS
3-31-03
03 JUL 15 AM 7:21

Annual Report 2003

Energy Africa is a South African based oil and gas exploration and production group with its head office in Cape Town. The Group's primary objective is the enhancement of shareholder value and total return through growth in net asset value per share.


Morocco
Egypt
Mauritania
Equatorial Guinea
Uganda
Gabon
Congo
Tanzania
Namibia
UK
South Africa

Countries in which Energy Africa has exploration interests

Countries in which Energy Africa has producing interests

Energy Africa licence and option areas

Energy Africa's strategy for growth is to increase its hydrocarbon reserves and production through exploration, development and acquisition of projects principally in Africa. Since its flotation in 1996 the Group has successfully applied its technical knowledge, commercial experience and African identity to expand its interests into nine countries on the continent. In that time both reserves and production have increased by compound annual growth rates (CAGR) of 19%.

Energy Africa's shares are listed on the Johannesburg and Luxembourg stock Exchanges. Engen, a leading oil refining and marketing company in Southern Africa, holds 56.5% of the shares. Engen is owned 80% by PETRONAS, the Malaysian national oil company, and 20% by Worldwide African Investment Holdings. PETRONAS also directly owns 8.7% of Energy Africa's shares.

Highlights

Record operating and financial performance
- Production increased by 4% to 22 240 bpd
- Reserve levels maintained, notwithstanding record production of 8 million barrels
- Net cash inflow from operations increased by 32% to $126 million
- Realised oil price increased 24% including significant reduction in discount to Brent
- Net profit increased by 23% to $25 million
- Increase in net cash by 37% despite record reinvestment program of $115 million

Continued drilling success
- Three new discoveries were made in Equatorial Guinea and one in Gabon
- Successful appraisal program in Equatorial Guinea

Progress on development projects
- Four new fields in Gabon and UK commenced production during the year
- New developments in Equatorial Guinea and Congo to commence shortly

Strong platform for growth
- Further additions to exploration portfolio
- Continued high potential for exploration success
- Strong balance sheet reflecting net cash of $12 million at year end
- Additional loan facility of $75 million agreed

Production
'000 bpd



25
20
15
10
5
0
CAGR = 19%
95 96 97 98 99 00 01 02 03

Africa

Non-Africa

Reserves at period end
MMboe



160
140
120
100
80
60
40
20
0
CAGR = 19%
95 96 97 98 99 00 01 02 03

Commercial oil

Potentially commercial oil

Potentially commercial gas

Contents

Key indicators

	Year to 31 Mar 2003	Year to 31 Mar 2002	Year to 31 Mar 2001	Pro-forma Year to 31 Mar 2000
Operating				
Production (MMboe)	**8.117**	7.823	6.460	5.239
Production (bbl per day)	**22 240**	21 430	17 700	14 350
Sales (MMboe)	**7.230**	7.058	5.508	4.900
Brent oil price ($/bbl)	**27.54**	23.28	28.22	21.81
Realised oil price ($/bbl)	**25.56**	20.56	25.16	20.83
Discount to Brent	**7.2%**	11.7%	10.8%	4.5%
Operating cost ($/bbl)	**4.73**	4.49	3.87	4.06
Depletion ($/bbl)	**4.83**	4.53	3.60	4.46
Total cost of production ($/bbl) (excluding the effect of movements in inventory)	**10.37**	9.70	8.04	8.50
Net proven+probable reserves				
Oil (MMboe)				
Commercial oil reserves	**51**	58	47	37
Potentially commercial oil reserves	**42**	37	17	16
Total oil reserves	**93**	95	64	53
Gas (bcf)				
Potentially commercial gas reserves	**350**	210	210	210


Brent oil price
$ per bbl


40
30
20
10
0
Feb 96
Mar 97
Mar 98
Mar 99
Feb 00
Mar 01
Mar 02
Mar 03

Production per country (per half year)
Barrels per day


25 000
20 000
15 000
10 000
5 000
0
Aug 96
Feb 97
Aug 97
Feb 98
Aug 98
Feb 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03

Equatorial Guinea
Gabon
SA
Congo
UK
Oman

	Year to 31 Mar 2003	Year to 31 Mar 2002	Year to 31 Mar 2001	Pro-forma Year to 31 Mar 2000
Financial ($ million unless shown)				
Cash flow				
Cash inflow from operations	**126.3**	95.5	93.7	90.0
Exploration expenditure	**(38.3)**	(31.2)	(39.5)	(19.3)
Development expenditure	**(77.1)**	(69.3)	(71.5)	(9.6)
Cash inflow from operations per share (cents)	**122.4**	93.5	92.7	89.3
Income statement				
Turnover	**184.5**	144.0	138.5	101.2
Operating profit	**41.9**	34.4	43.2	29.8
Net profit	**25.4**	20.6	25.1	16.4
Headline earnings/earnings per share (cents)	**24.6**	20.1	24.9	16.3
Balance sheet				
Fixed assets	**236.7**	199.2	142.6	93.3
Cash	**38.0**	18.8	29.3	62.7
Loans	**26.0**	10.0	4.6	9.0
Net cash	**12.0**	8.8	24.7	53.8
Shareholders' interest	**195.7**	166.6	145.5	125.5
Net book value per share (cents)	**189.2**	161.9	143.0	124.5
R/$ exch rate (period average)	**9.71**	9.54	7.32	6.17
R/$ exch rate (period end)	**7.87**	11.37	8.01	6.55
Share data				
Average share price for period (R)	**41.05**	26.40	16.73	12.99
Price at end of period (R)	**47.0**	39.75	15.95	13.00
Average daily volume of shares traded	**149 000**	64 000	111 000	81 000
Shares in issue at year end ('000)	**103 422**	102 913	101 726	100 799

EA share price and JSE overall index expressed in $



300
250
200
150
100
50
0
Feb 96
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
EA share price index - $
JSE overall index - $
Feb '96 = 100

EA share price and JSE overall index (Rand)



500
400
300
200
100
0
Feb 96
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
EA share price index - R
JSE overall index - R
Rand/Dollar index
Feb '96 = 100

Chairman's statement

"Your Company remains well placed to achieve future growth..."



Dato' M Idris Mansor

On behalf of the Board, I am pleased to present the annual results of Energy Africa Limited for the financial year ended 31 March 2003.

The year just ended has seen a period of continued growth for the Company, highlighted by the record achievements in turnover and production levels. Significantly, this financial performance was achieved amid an increasingly challenging business and operating environment, and lower than targeted increase in production. The improved financial performance of the Company has been positively influenced by gains from the stronger than expected crude oil prices.

During the period, the Company chalked up further exploration successes in Equatorial Guinea and Gabon, and made significant progress with plans for the first phase development of the Northern Block G complex there. In addition, three new Production Sharing Contracts were signed for Akoum in Gabon, Mauritania's Block 1 and Block L in Equatorial Guinea, further expanding the Company's exploration asset portfolio.

The balance sheet position remains robust on the back of the approximate 30% increase in turnover and net cash inflow from operations. This has enabled the Company to be in a position to finance its substantial development and exploration program for the year entirely from internally generated funds.

During the period, four new fields came onstream, which contributed to the 4% increase in production to 22 240 barrels a day. Production was lower than advised at this time last year, largely due to the



deferral of production and the adoption of a more conservative reservoir management philosophy for the Ceiba field in Equatorial Guinea.

Despite the record 8 million barrels of production during the period, the Company's commercial and potentially commercial oil reserves were maintained close to last year's level at 93 million barrels. The Company's continued exploration success should lead to future growth in reserves.

As you are aware, in September 2002, PETRONAS made a cash offer of R43.75 for the shares of Energy Africa not already owned by Engen. PETRONAS is the majority shareholder of Engen, which in turn is the parent company of Energy Africa. Subsequent to the cash offer, PETRONAS and Engen now together own 65.2% of Energy Africa Limited's shares.

During the year, the Company has continued with efforts to expand its asset portfolio with a view to maximizing prospects of increasing net asset value per share. In this regard, the objective will be to have a balanced portfolio of low and high-risk assets, biased in favour of those offering higher reward potential. While Africa remains a key focus area in pursuing this objective, the Company is nevertheless actively seeking participation in exploration ventures in the UK Continental Shelf as attractive opportunities emerge.

Looking ahead, the Company expects continued volatility and uncertainty in the global oil market. The Company's financial performance is increasingly sensitive to the movements in crude oil price and changes in demand, in view of the growing production profile and significant investments planned for new development programs over the coming period. In order to ensure that the Company's financial position remains resilient, limited oil price hedging has been implemented and a new $75 million credit facility has been secured to provide the necessary funding for future development expenditure requirements. As such, I am confident that your Company remains well placed to achieve further growth towards enhancing its net asset value per share.

Finally, on behalf of the Board, I would like to thank the management and staff for their contribution to the success of the Company over the past year, and look forward to their continued dedication, professionalism and hard work in the years ahead.

Dato' M Idris Mansor
Chairman
22 May 2003

Managing Director's review

"Another outstanding set of results... success with the drill bit has continued"



Rhidwaan Gasant

I am delighted to present another outstanding set of results for Energy Africa. Record production, cash flow from operations and net income were achieved, while the Company's success with the drill bit has continued.

Last year, I described the additional prospectivity on our Blocks in Equatorial Guinea. Three further discoveries have since been made there, underscoring the potential of the region and our interest therein has been expanded through the acquisition of another Block during the year. Prospectivity on the remainder of Blocks F and G remains high, and we expect that several low risk targets will be drilled in the Northern Block G area in the next twelve months.

During an active period, fifteen exploration wells and five appraisal wells were drilled, eight of which were successful and one of which was suspended above the target. Encouraging oil shows were encountered in three of the unsuccessful exploration wells in Equatorial Guinea and two in Gabon.

In addition to the acquisition of a 20% interest in Block L in Equatorial Guinea, referred to above, a 32% licence interest was acquired in Mauritania Block 1 and our Gabon joint venture company took a 100% interest in the Akoum permit. Numerous other opportunities were evaluated, and further acquisitions of licence interests are expected this year.

Commercial oil reserves decreased from 58 million to 51 million barrels after production of 8 million barrels. Potentially commercial reserves increased from 37 million to 42 million barrels reflecting the successful appraisal program in Equatorial Guinea. Potentially commercial gas reserves, assuming a smaller power project than previously envisaged, increased from 210 billion to 350 billion cubic feet as a result of the increase in the Company's interest in the Kudu gas field in Namibia.

Development plans were progressed for the Okume, Oveng and Elon fields in Northern Block G in Equatorial Guinea, and Government approvals are expected by mid-2003 with first production in early 2005. Similarly in Congo Brazzaville, development plans for the Moho-Bilondo fields have been submitted to Government.

Substantial progress was also made in relation to our production interests. Four new fields commenced production - Alba Extreme South and Caledonia in the North Sea and Niungo and Etame in Gabon, with some delays experienced in relation to the commissioning of the North Sea production. As advised during the year, lower than anticipated production has been experienced from the Ceiba field in Equatorial Guinea and, due to the implementation of a more conservative reservoir management philosophy, peak production from the field will be lower than previously forecast. However, production will be sustained at this lower plateau for a longer period.

Overall, average production for the year increased by 4% to over 22 000 barrels per day, somewhat lower than our forecast at this time last year. We expect average production for the financial year 2004 to remain at approximately the same level.

The higher production was accompanied by a significantly higher average oil price for the current year, which was further improved by





a pleasing reduction in the Company's average discount to Brent oil. This resulted in an increase of 24% in the average price realised from the Company's production. Consequently, net cash inflow from operations increased by 32% to $126 million.

The high oil price ruling prior to the onset of the war in Iraq provided an opportunity for the Company to implement limited oil price hedging to protect it from the downside of possible significantly lower prices during a period when our active development period will be funded by increased borrowings.

The Company remains well placed to pursue growth opportunities in the future with the strong balance sheet still reflecting net cash (after deducting borrowings) of $12 million after funding an active development and exploration program entirely from internally generated cash flows. During the year the Company's bankers committed to provide additional credit facilities of $75 million (in addition to the $50 million Alba facility) to fund Energy Africa's development program. These facilities, once finalised, are expected to provide sufficient funding to cover our development capital expenditure requirements for the foreseeable future.

The development plan for the year ahead includes further drilling in the Alba field and in the Niungo field in Gabon. Drilling and construction of facilities for the Northern Block G is expected to commence in the third quarter of 2003.

Our planned exploration and appraisal program for the coming twelve months includes ten exploration wells and further appraisal of the G-13 discovery in Equatorial Guinea. Further appraisal drilling may be required in the event of exploration success elsewhere. In view of increased opportunities as major companies disengage from the UK Continental Shelf (UKCS), Energy Africa is actively pursuing participation in current licences and possible applications for licenses in the UK's 21st round, closing in May 2003. The Company is able to bring significant experience to bear on UKCS exploration.

Total development expenditure for the year ahead is estimated at approximately $98 million, while exploration expenditure is projected at approximately $45 million. We expect that internally generated cash flows, augmented by the credit facilities referred to above, will provide the funding for the year ahead.

Finally, I thank my fellow executive directors and all Energy Africa staff for their continued professionalism, dedication and support during what has proven to be a very challenging year.

Rhidwaan Gasant
Managing Director
22 May 2003

Financial review

"Increased production and strong oil prices resulted in an excellent financial performance."


Income and cash flow
$ million
100
95
85
75
65
55
45
35
25
15
5
-5
-15
97 98 99 00 00 01 02 03
13m 6m 12m
Net income/(loss) excluding exceptional items
Cash flow from operations


Exploration and development/ acquisition expenditure
$ million
120
100
80
60
40
20
0
97 98 99 00 00 01 02 03
13m 6m 12m
Exploration expenditure
Development and acquisition expenditure

Summary

Increased production and strong oil prices resulted in an excellent financial performance for the year. These factors have contributed to the maintenance of a strong balance sheet at year end which provides the Group with the financial strength to pursue its exploration and development programs.

Cash flow

Net cash inflow from operations increased by 32% to $126.3 million from $95.5 million in 2002 reflecting both the 4% increase in production to 22 240 bbl per day from 21 430 bbl per day in 2002 and the 24% increase in average oil prices during the year compared to 2002.

Exploration expenditure increased to $38.3 million from $31.2 million in 2002 due to the more active exploration program. Development expenditure also increased to $77.1 million from $69.3 million in 2002 due to the continuing development of Ceiba and appraisal of Northern Block G in Equatorial Guinea ($40.4 million) as well as expenditure in the UK North Sea on Alba and Caledonia ($24.8 million) and in Gabon ($9.8 million). Net cash inflow before financing was $2.9 million (2002: net cash outflow $17.4 million).

Financing activities resulted in a net cash inflow of $16.7 million (2002: inflow $7.1 million). Proceeds from the issue of shares were $0.7 million (2002: $1.7 million). Loan drawings on the $50 million revolving credit facility amounted to $16.0 million (2002: $10.0 million). The resulting net cash inflow after financing was $19.6 million (2002: net cash outflow $10.3 million).

Income statement

Turnover for the year increased by 28% to $184.5 million compared to $144.0 million in 2002. The increase was due to an increase of 2.4% in volumes sold to 7.2 MMbbl (2002: 7.1 MMbbl) and an increase of 24% in the realised oil price. Turnover is reflected after





delivering 1.0 MMbbl (2002: 0.7 MMbbl) of hydrocarbons to host governments under the terms of Production Sharing Agreements.

Cost of production for the year was $85.4 million (2002: $74.8 million). On a per barrel basis, operating costs were $4.73 per bbl (2002: $4.49), the increase being due to lower than expected production from Alba and Ceiba, but per barrel operating costs are expected to decrease in 2004. Depletion was $4.83 per bbl (2002: $4.53) reflecting the greater contribution of Ceiba, which being a deep water field, has a higher cost per barrel. Royalties were $0.81 per barrel (2002: $0.67) as a consequence of the higher oil price. Total cost of production, excluding the effect of the movement in inventories, was $10.37 per barrel (2002: $9.70).

The exploration charge for the year was $41.3 million (2002: $26.8 million). This increase is due to the higher exploration spend in 2003 as well as capitalisations in 2002. The increase in administration charges to $15.6 million (2002: $7.9 million) was due to the one-off additional costs incurred as a result of the PETRONAS Offer. Operating profit was $41.9 million (2002: $34.4 million).

Taxation was $14.8 million for the year (2002: $12.6 million). Following changes during the year in the tax rules in the UK, the decrease in corporation tax charge arising from an accelerated capital allowance rate was offset by an increase in deferred taxation.

Profit after taxation was $25.4 million for 2003 compared to $20.6 million in 2002.

Balance sheet

Fixed assets at year end were $236.7 million (2002: $199.2 million) and comprise mainly the net book values of producing assets.

net cash of $12.0 million (2002: $8.8 million). Additional credit facilities of $75 million have been agreed - a commitment letter has been signed and it is anticipated that the facility agreements will be completed soon after the year end.

Risk management

In order to protect Energy Africa's operating cash flow against weak oil prices the Board has approved hedging of part of the Group's oil production using hedging strategies which would provide protection against sustained low oil prices while retaining some exposure to potentially higher oil prices. Energy Africa has therefore entered into oil price hedging contracts in the form of zero cost collars for the period 1 January 2003 to 31 December 2003 at weighted average Brent oil floor prices of $25.31 and ceiling prices of $29.59 at aggregate average volumes of 7 260 barrels per day. In practice this means that from 7 260 barrels per day for calendar year 2003 the Group will receive average oil prices of a minimum of $25.31 and a maximum of $29.59.

The underlying currency of the Group's cash flows is in US$. The Group's policy is to minimise material transactional exposures from currency movements against the US$. This is achieved primarily by matching naturally occurring opposite exposures wherever possible. There were no material unmatched currency exposures during the year and no currency hedging contracts have been purchased.

It is Group policy that any derivative or hedging transactions support the underlying business of the Group and that no speculative transactions be entered into.

Energy Africa undertakes an insurance program to minimise its exposure to risks of physical damage or loss of its property, pollution of the environment and other risks associated with the oil and gas

Review of operations

"Four new fields onstream and development plans progressed..."


CONGO
Pointe Noire
Atlantic Ocean
HAUTE MER
Nkossa
Nsoko
Moho-Bilondo
K/A-IMI Joint Development Area
ANGOLA
0
25 km

Nkossa field, Moho/Bilondo and Joint Development Area - Congo (Brazzaville)


CAMEROON
NIGERIA
Douala
Malabo
Bioko Island
Kribi
EQUATORIAL GUINEA
Campo
BLOCK F
Bata
BLOCK L
Atlantic Ocean
BLOCK G
0
100 km
GABON

Blocks F, G and L - Equatorial Guinea

Oil field — Pipeline

Production and Development

Energy Africa's working interest share of production for the year ended 31 March 2003 was 8.117 million bbls (2002: 7.823 million bbls) of oil and LPG, an average of 22 240 bpd and an increase of 4% over 2002 (21 430 bpd). The increase was somewhat lower than anticipated due mainly to Alba production being constrained by reduced well deliverability and then by facility unreliability initially delaying full production from Alba Extreme South as well as delays in bringing on new capacity in the Ceiba field. Additionaly production start-up in the Caledonia field was delayed from October 2002 to February 2003 due to constraints on a third party platform through which the oil is exported. In Gabon, new production was brought online with the successful commissioning of the Etame and Niungo fields, whilst successful development wells contributed to production in the Echira, Moukouti and Tchatamba South fields.

Development plans were progressed for the Okume, Oveng and Elon fields in Northern Block G (NBG) in Equatorial Guinea and Government approvals are expected by mid-2003 with first production in early 2005. Similarly in Congo Brazzaville, development plans for the Moho-Bilondo fields have been submitted.

The average Brent oil price for the year was $27.54 per bbl, an 18.3% increase relative to the average price in 2002. The average realised price increased from $20.56 per bbl in 2002 to $25.56 per bbl in 2003 an increase of 24.3%.The decrease in the average discount from 11.7% to 7.2% is attributable to: an improvement in the average quality of oil from the Ceiba field as wells on the western flank (which have a better oil quality) were brought online; the installation of a calm buoy mooring system which allows export via larger tankers; and also to a general narrowing, for most of the year, of this discount for high acid crudes which affected prices for both the Ceiba and Alba crudes.





Exploration and appraisal

Twelve exploration wells were completed in the year and three shortly thereafter. Of the fifteen wells, four yielded oil discoveries, one was suspended above the target interval due to mechanical problems and ten were unsuccessful albeit that good oil shows were encountered in five of these. Three discoveries were made in Equatorial Guinea where ten wells were drilled whilst one successful well and three unsuccessful wells were drilled in Gabon. The well in Uganda was suspended.

Five appraisal wells – four in Equatorial Guinea and one in Namibia – were completed. The four in Equatorial Guinea were successful, but the Kudu-7 well in Namibia failed to increase the reserve base.

New license interests were acquired in Mauritania (Block 1, 32%) and in Equatorial Guinea (Block L, 20%) and in Gabon our Gabon joint venture company took 100% in Akoum. Numerous opportunities were evaluated, some of which are expected to result in the acquisition of new license interests in 2003.

Reserves

At 31 March 2003, the net commercial (producing) oil and LPG reserves attributable to Energy Africa totalled 50.7 MMbbls. This is a decrease of 7.2 MMbbls (12.4%) from the 57.9 MMbbls brought forward. The decrease is due to production of 8.1 MMbbls offset by net revisions, extensions and discoveries.

Potentially commercial oil reserves totalled 42.0 MMbbls, an increase of 4.7 MMbbls (12.6%) over 2002.

Potentially commercial gas reserves increased from 210 bcf to 350 bcf (67%) as a result of an increase in the Company's interest in the Kudu gasfield in Namibia. While the gross technical reserves have not changed, these net economic reserves assume a smaller project than previously envisaged.

Congo (Brazzaville)

Production from the ***Nkossa*** field (Energy Africa 4%, operator Total) averaged 33 714 bpd of oil and 10 417 boepd of LPG per day (2002: 43 630 bpd and 11 640 boepd). Production is expected to decline further in 2004 but should rise significantly in 2005 when production from the ***Nkossa South*** and ***Nsoko*** field commences. Operating costs will be reduced by replacement of the floating storage unit with a pipeline to the onshore Djeno terminal and some benefit is now derived from services to other oil fields in the area. Development plans have been finalised for the ***Moho-Bilondo*** fields and tendering for the construction of a floating production unit with a capacity of 75 000 bpd is in progress.

The ***K/A-IMI*** Unit Area (Energy Africa 2%, operator ChevronTexaco), incorporating parts of the ***Haute Mer*** license in the Congo and Block 14 in Angola, was finalised early in 2003 and a well to test the main prospect is scheduled for mid-2003. Potential reserves are in excess of 500 MMbbls and there is a high probability of success.

Egypt

In the ***Matruh*** license (Energy Africa 20%, operator Shell), the well scheduled for March 2003 has been postponed until later in 2003. It is likely to target a Cretaceous structure analogous to those which have yielded oil discoveries in the neighbouring licences. Several structures have been identified and together they could contribute a significant resource base.

Equatorial Guinea

Oil production from the ***Ceiba*** field (Energy Africa 14.25%, operator Triton) averaged 50 750 bpd (2002: 33 050 bpd). Production was negatively impacted by a gravel pack failure in one of the wells and reservoir development in a new production well was poorer than anticipated. Reservoir continuity has also been tenuous in certain areas, leading to slower than anticipated production.

Review of operations

continued



BLOCK L
BLOCK F
Block F Platform Area
EQUATORIAL GUINEA
Deep Water Extension of Northern Toe Thrust Area
Akom
Ebano
Abang
Okume
Elon
Ceiba Field
Oveng
Shallow Water Extension of Northern Toe Thrust Area
G-13
BLOCK G
0 20 km

Blocks F and G, current discoveries and areas of prospectivity - Equatorial Guinea



EQUATORIAL GUINEA
Exploration licences in which EAGSA has options
Licences held by EAGSA
Oil fields
Discovery
Libreville
TOLO
OMI
GABON
AKORI
AZOBE
LIMANDE
TURNIX
AKOUM
ABLETTE
GANGA
MPOLO
MOUKOUTI
NIUNGO
NZIEMBOU
CHAILLU
GRYPHON
ECHIRA
TCHATAMBA (MARIN, SOUTH and WEST)
KARI
MAYONAMI
MEBOUN MARIN
Atlantic Ocean
ETAME
0 100 km
CONGO

Gabon licence and option interests

However, the primary focus in the year was accelerating the pressure maintenance program with three water injectors being completed. Injection rates for the year averaged 64 400 barrels of water per day with rates in excess of 110 000 barrels of water per day being sustained in the last quarter. Reservoir response has been encouraging and two further injectors will be drilled in the coming year. Subsea pumps were successfully installed on two production wells late in 2002 and pumps will be installed at all producers by end-2003. Additionally three further producers are planned and production in excess of 40 000 bpd is forecast in the next year.

A high level of exploration was maintained in 2003. In ***Block G*** the remarkable success of the 2002 program was repeated with six exploration wells yielding three discoveries – ***Elon Extension***, ***Abang*** and ***G-13***. Additionally four appraisal wells were all successful and the two in the Elon field added significant volumes of oil in shallow water depths, considerably enhancing the development economics. Plans for the development of the ***Elon***, ***Oveng*** and ***Okume*** fields, comprising the initial phase of the NBG development, have been submitted for Government approval and will be produced through a shared processing facility on an FPSO moored in shallow water. Development drilling is expected to commence late in 2003 with first oil in 2005. Subsequent development phases will incorporate the ***Ebano***, ***Akom*** and Abang fields.

Several exploration wells are also planned to test low risk prospects with the potential to be produced through the NBG or Ceiba facilities, and a further appraisal well is planned in the G-13 area in the southern toethrust belt.

Elsewhere in Equatorial Guinea, three unsuccessful exploration wells were drilled in ***Block F*** but several prospects remain and it is likely that one of these will be tested in 2004. A 20% interest was also acquired in the block to the north, ***Block L***, operated by ChevronTexaco. A well to test the large Balena structure was





completed subsequent to year end but was unsuccessful although oil shows were encountered in some of the target levels.

Gabon

Production attributable to Energy Africa Gabon SA (EAGSA), in which Energy Africa has a 50% beneficial interest, increased to 14 500 bpd (2002: 13 870 bpd) resulting in 7 250 bpd net to Energy Africa (2002: 6 940 bpd). The increase in production is due to the Niungo (EAGSA 40%) and Etame (EAGSA 7.5%) fields coming onstream in September 2002. Fields in the ***Tchatamba*** complex (Energy Africa net 12.5%, operator Marathon) continued to perform ahead of expectation with production averaging 37 394 bpd (2002: 41 000 bpd). In December 2002 the floating storage unit was replaced by a pipeline to the Cap Lopez terminal, a development which will yield cost savings in the future. Natural field decline will be mitigated by the successful Tchatamba South-6 development well which has been completed for production from the Azile reservoir, commencing in April 2003.

The ***Turnix*** field (Energy Africa net 13.75%, operator Perenco) benefited from the successful appraisal well which came online in March 2002. Average production increased to 5 261 bpd (2002: 4 260 bpd).

In the ***Limande*** field (Energy Africa net 10%, operator Agip) production showed a marginal decline to 2 470 bpd (2002: 2 620 bpd). The planned additional production well was not drilled but, given the large in-place volumes, scope remains for further development drilling.

A single development well was drilled on the eastern flank of the ***Echira*** field (Energy Africa net 20%, operator Perenco) and contributed to a marginal increase in field production to 2 887 bpd (2002: 2 790 bpd).

In the nearby ***Moukouti*** field (Energy Africa net 20%, operator Perenco), the field life was extended by a successful development well which commenced production in March 2003. Gross production declined to 1 170 bpd (2002: 1 490 bpd).

In the ***Ganga*** field (Energy Africa net 20%, operator Perenco) production from the single well declined to 325 bpd (2002: 400 bpd).

The ***Niungo*** field (Energy Africa net 20%, operator Perenco) was brought onstream in September 2002 with three production wells with a total production rate of approximately 4 000 bpd, giving an average for 2003 of 2 093 bpd (2002: nil bpd). Mechanical problems in certain wells adversely affected production rates and will be addressed by a workover program in the second quarter of 2003. Further production wells will also be drilled and production is expected to increase to between 6 000 and 8 000 bpd.

The ***Etame*** field (Energy Africa net 3.75%, operator Vaalco) also came onstream in September 2002 at a rate of 14 500 bpd. Average production for the year was 8 161 bpd (2002: nil bpd). A further production well is planned for mid-2003 which should ensure an average rate in excess of 14 000 bpd in the coming year.

As previously reported, an exploration well drilled in the Limande exploitation permit (Energy Africa net 10%, operator Agip) was unsuccessful. An unsuccessful exploration well was also completed in the ***Nziembou*** permit (Energy Africa net 20%, operator Perenco).

In April 2003, EAGSA signed a PSC with the Gabon Government in respect of the ***Akoum*** permit (Energy Africa net 50%, operator EAGSA), covering the area in which the three Tchatamba fields are located. In April 2003 the first exploration well recorded very strong oil shows but reservoir characteristics were poor and the well was plugged and abandoned. A second exploration well in the Akoum permit encountered potentially commercial oil reservoirs and has

Review of operations
continued



NAMIBIA
2814A
Kudu
SOUTH
AFRICA
Atlantic
Ocean
Cape
Town
0
200 km

Kudu gas field - Namibia



UK
16/26
North
Sea
Caledonia
Alba
Extreme
South
0
4 km

Block 16/26 - UK
Alba and Caledonia fields

been suspended for future re-entry. Additional seismic is being acquired to define the structure more closely.

Following a negative assessment of the potential of the ***Ofoubou-Ankani*** permit (Energy Africa net 30%, operator EAGSA), the interest was ceded to the joint venture partners.

In permits where EAGSA has options to participate in discoveries, dry wells were drilled in the ***Mpolo*** and ***Chaillu*** permits (Energy Africa net 5.0%-12.5% options, operator Agip). Drilling planned in the coming year includes a further well in the Mpolo permit as well as wells in the Gryphon permit (Energy Africa net 5% option, operator Anadarko) and in the Etame permit (Energy Africa net 3.75% option, operator Vaalco).

Mauritania

In the offshore Mauritanian salt basin, 3-D seismic surveys were acquired in **Block 2** (Energy Africa 20%, operator Woodside) and in ***Block 1*** where Energy Africa secured a 32% interest in September 2002 (operator Dana Petroleum). This data is currently being interpreted and decisions on whether to commit to exploration wells are required in mid-2003. The positive results in Block 4 to the north, where Woodside Petroleum's Chinguetti and Banda discoveries have proved a working petroleum system, are encouraging, but questions regarding source rock maturity remain.

Morocco

In the ***Cap Draa*** (Energy Africa 20%, operator Enterprise Oil) and ***Tiznit*** (Energy Africa 32% and operator) permits in the offshore Tarfaya basin, evaluation of previously acquired 3-D seismic surveys is ongoing and a number of attractive prospects have been identified. However drilling is not contemplated until the latter part of 2004.

Namibia

Following disappointing results of the Kudu-6 and Kudu-7 wells in ***License 2814A***, the previous operator, Shell, withdrew from the





licence and its 75% interest was distributed to the remaining partners. Consequently, Energy Africa now holds a 40% interest and ChevronTexaco, who has assumed operatorship, a 60% interest. A comprehensive review of ***Kudu*** reserves and gas marketing options has been undertaken and a 800 MW power plant in Namibia is considered to be a potentially viable option. This would consume some 875 bcf over a 20 year period, equating to 350 bcf net to Energy Africa.

South Africa

In the ***Oribi*** field (Energy Africa 20%, operator PetroSA), production continued to decline and in 2003 averaged 3 040 bpd (2002: 6 120 bpd).

Uganda

In ***Block 3*** (Energy Africa 50%, operator Heritage Oil & Gas) the Turaco-1 well was drilled to a depth of 2 487m and encountered encouraging gas and oil shows in the bottom section of the well. Due to mechanical difficulties, this section of the well could not be logged and it is planned that the Turaco-2 well will penetrate this section as well as intersecting a deeper prospective interval. It is likely that drilling will commence in mid-2003. In ***Block 2*** (Energy Africa 50%, operator Hardman Petroleum) located north of Block 3 and covered largely by Lake Albert, 2-D seismic acquisition is planned for mid-2003 and will also include that part of Block 3 overlain by the lake.

United Kingdom

Production from the ***Alba*** field (Energy Africa 8%, operator ChevronTexaco) was significantly below initial forecasts at 65 980 bpd (2002: 79 300 bpd) despite the very successful ***Alba Extreme South*** development which was completed on time and within budget. Production losses stemmed mainly from reduced total deliverability caused by completion failures in three wells, a longer-than-anticipated platform shutdown for the installation of additional facilities and initial operational difficulties on the platform once production of oil from the Extreme South development commenced. However, all problems have been rectified and production since November 2002 has averaged over 87 000 bpd. It appears likely that the target of 83 300 bpd for calendar 2003 will be achieved or exceeded.

The ***Caledonia*** field (Energy Africa 10.06%, operator ChevronTexaco) was also scheduled to commence production in October 2002 but start-up was delayed to February 2003 by the failure of the third party platform to enable the hook-up of the processing and export facilities on schedule. Production in March 2003 was 7 700 bpd and averaged 1 080 bpd for the year (2002: nil bpd). Maximum rate has not yet been achieved due to a delay in commissioning the gas lift system.

Future Activity

In the year to March 2004, Energy Africa's net production is expected to remain at a similar level to that of 2003 as new field developments will not come onstream in the period.

It is anticipated that at least ten exploration wells will be drilled – four in Equatorial Guinea and one each in Congo, Gabon, Mauritania, Egypt, Uganda and the UK North Sea. An appraisal well is planned to further assess the G-13 discovery in Equatorial Guinea and further appraisal drilling may result from success in the exploration program.

Development of the NBG fields in Equatorial Guinea and the Moho-Bilondo fields in Congo are expected to commence and further development drilling will be undertaken in the Nuingo, Etame and Alba fields.

Assessment of new opportunities will continue with a view to maintaining an appropriately balanced exploration portfolio and selected acquisition opportunities will be pursued in areas where competitive advantages exist, including in the UKCS.

Corporate citizenship report

"...an integral part of the Group's business..."

Energy Africa has a great responsibility to ensure that its business activities are conducted in a responsible and sustainable manner, and with total commitment to the highest standards of ethical business practice. The board of directors and the management of Energy Africa consider not only health, safety and environmental (HSE) requirements but also social investment obligations, which form part of a broader corporate citizenship responsibility, to be an integral and important part of the Group's business. In this report we aim to give some insight into our current performance, as well as our future plans and activities, and hope to demonstrate our commitment to continuous improvement and to meeting the challenges underlying good corporate citizenship.

King Report on Corporate Governance

As stated in the Report of the directors on Code of Corporate Practices and Conduct, Energy Africa fully supports all of the recommendations of the Code of Corporate Practices and Conduct as set out in King II.

General Business Principles

The Company's general business principles are set out in the Energy Africa Procedures Manual, which is made available to all members of Energy Africa's staff. These principles are designed to ensure that, whilst seeking to achieve the Company's primary objective of enhancing shareholder value and total return through the discovery, acquisition, development and production of oil and gas reserves, Energy Africa meets its responsibilities to shareholders and employees, to companies and governments with whom it does business, and to society in general. Energy Africa seeks a high standard of performance, and insists on honesty, integrity and fairness in all aspects of its business, sustaining its principles and business ethics in the management of and participation in joint venture operations. It is the policy of Energy Africa to conduct its activities in such a way that, as a priority, it takes account of the health and safety



of its employees and of other persons, and gives proper regard to the conservation of the environment.

HSE Policy and Practice

The Company's goal is to ensure that HSE best practice is implemented continuously in all its business undertakings, and will constantly endeavour to achieve improvement in HSE practice and performance, especially in the event of evidence of any shortfall. Accordingly, a Group HSE Policy was developed and adopted during the past year to ensure that Energy Africa contributes positively to society, both within the social and environmental context. Compliance with the Company's policy will be monitored and reviewed on an ongoing basis. Energy Africa operates within the framework of the relevant legislation, regulations and guidelines applicable within the countries of its activities, and actively engages with the appropriate authorities in these countries.

Energy Africa is aware of the need to be open and transparent in respect of its HSE performance, particularly having regard to the impact that oil and gas exploration and production activities can have, both on the environment and on people. In practice this means that, in order to ensure both safe and environmentally appropriate working practices, good lines of communication with all interested parties must be maintained at all times.

Whilst Energy Africa does not act as operator or manage the majority of its activities, when it does do so, it ensures that clear and appropriate HSE guidelines are in place. When another party acts as operator of the venture concerned, Energy Africa obtains assurances that HSE issues are given sufficient deliberation and attention by the joint venture and by the operator.

In particular, Energy Africa also endeavours to provide all employees with a safe and healthy working environment both in the office and when engaged in active joint venture operations, and Energy Africa's Cape Town head office adheres to the requirements of the South African Occupational Health and Safety Act (85 of 1993) and its Regulations, while the group company offices all comply with their respective national health and safety regulations.

HIV/Aids

Recognising that HIV/Aids poses threats to employees and their families, as well as to the Company itself and its various other stakeholders, Energy Africa welcomes the challenge of developing and maintaining a responsible and effective program to manage the potential impact of the pandemic on the Company's business. Based on the size of the Company's workforce, the nature of its business, and the working environment and employee demographics, in the case of Energy Africa the inherent business impact appears to be relatively low. However, a working group has nevertheless been created to formulate an appropriate intervention policy to deal with Aids-related issues.

This policy, tailor made to the needs and demographics of the Company's employees, will encourage them and their families to consider voluntary confidential testing and counselling, and also provide awareness, education and prevention programs. Additional medical assistance will be made available to complement the medical treatment and care already available through the Company's medical aid scheme to any HIV/Aids infected employees there might be in future and to their dependents.

Social

Business/Economic

Issues surrounding employment fairness and black economic empowerment are priorities for all businesses in South Africa. As the majority of Energy Africa's investments are elsewhere on the African continent, attention is being given to these and other priorities in a broader pan-African context.

Corporate citizenship report
continued

Employees

Energy Africa's employment policies and practices fully comply with all relevant South African legislation. Given the highly technical, competitive and specialised nature of its business, the Company seeks to attract, employ, and retain motivated and talented, high calibre professionals. The Company's policy in this area is designed to promote equal opportunities and fair treatment, without discrimination, to all employees. Energy Africa endeavours to ensure that its staff are provided with the correct training, exposure and opportunities to equip them to reach their full potential, for the mutual benefit of the individual employee and the Company. Energy Africa provides on-the-job experience and training, and supports ongoing education, thereby enabling employees to maximise their contribution to the Company, while increasing both their job satisfaction and their level of expertise.

Social Investment

As part of the Company's participation in its various joint venture agreements, Energy Africa contributes to numerous social development and local community upliftment projects in various African countries where we have operations. Energy Africa contributes to training programs which are set up in these countries to provide local and overseas training (technical and administrative) for nationals. The Company also separately undertakes other initiatives, most of which are concentrated on the previously disadvantaged communities of the Western Cape and focus on education and training (with an emphasis on science, maths and technology) and social welfare, as well as environmental conservation and conference sponsorships.

Examples of some Energy Africa initiatives include:-

Western Cape Communities

Energy Africa is one of the largest corporate patrons of the Western Cape Community Chest, a not-for-profit organisation committed to raising and distributing funds to beneficiary organisations that engage





in meeting the welfare needs of the community. The Company's contribution goes towards upliftment projects and the implementation of ongoing self-supporting structures in the Western Cape. Energy Africa continues to support Education Alive, an organisation that supplies teacher re-training, study tuition and dictionaries to schools in previously disadvantaged communities. The company's investment funded the "how to study and become life long learners" program, which assisted two schools to raise their matric exam pass rates by almost 300%. Energy Africa's ongoing involvement with the Noluthando Institute for the Deaf in Khayelitsha has enabled the institute to undertake a job creation project for the deaf. Poverty relief and feeding schemes administered through Operation Hunger also benefit from Energy Africa's charitable contributions.

South African Petroleum Studies Program

Energy Africa is one of the founding donors and principle sponsors of the South African Petroleum Studies Program, which was jointly developed in 2001 by the Universities of Cape Town, Stellenbosch and the Western Cape, to promote petroleum geology amongst locally trained geoscientists. The program is offered at post-graduate level in the disciplines of natural science, engineering and technology relevant to the upstream oil industry.

Funds for conducting research, training and educational projects are also provided to these educational institutions. Applications for a wide variety of projects within the specified criteria are considered, with the result that donations and dispositions made over the past year have covered projects as diverse as the establishment of mobile educational facilities, schemes for professional teacher development, geology field trips, and technology education for adults.

University of the Western Cape (UWC) Outreach Mathematics and Science Program

The original aim of the program was to promote maths and science to learners from previously disadvantaged communities. It has subsequently become evident that there is also a need to upgrade teacher proficiencies. The program focus has now, therefore, changed to provide secondary school maths teachers with the skills necessary to impart a clear understanding of maths to their pupils, and conduct maths and science motivational shows for learners. To assist with upgrading maths at underprivileged schools, Energy Africa's sponsorship made it possible for motivational shows to be presented to learners at UWC's surrounding feeder school base.

Community Development in Equatorial Guinea

This program was instituted in 2000 to promote the development of the country's human capital by contributing to fundamental needs in the education and health sectors. Energy Africa plays a part in this program in conjunction with its co-venturer, Amerada Hess. Some of the projects aimed at the youth in Bata include installation of a 300-seat library (with independent solar power) in the Bata Institute (a school of 3000 students), construction of six playgrounds in the town, and sponsorship of an art competition for pre-school and primary school children.

Moka Farm Social Project, Bioko Island, Equatorial Guinea

This project, which is a collaborative venture led by Energy Africa, in conjunction with Amerada Hess, the Equatorial Guinean Government and a South African University, the University of the Free State, is being developed so as to contribute to the diversification of the Equatorial Guinean economy by providing training and employment for the local population, as well as links with local markets. The ultimate aim is to create a self-sustaining commercial beef production project within five years. A comprehensive feasibility study has been conducted and assessments completed. Participation and funding arrangements and agreements are being finalised.

Directors and officers

1. Dato' M Idris Mansor - Non-executive Chairman
Advisor to PETRONAS, E & P business. Previously, he was senior Vice President, E & P Business, PETRONAS. He has had a career of 27 years with PETRONAS after joining the company as a Petroleum Engineer. He holds degrees in mining and petroleum engineering. (Malaysian, aged 58)

2. P J G Elwes - Non-executive director *
He has extensive experience in the oil and gas business and has held positions including those of Chief Executive of Enterprise Oil plc and Chief Executive of Hardy Oil and Gas plc. He is also chairman of Aminex plc. (British, aged 73)

3. R Gasant - Managing Director
Previously he was Finance Director of Engen Limited since November 1997 and has held various senior management positions with Engen including its upstream business, from 1990 to 1995, before the listing of Energy Africa. He has 17 years experience in the oil industry. He is a chartered accountant. (Aged 43)

4. Tunku M Fawzy b. Tunku Muhiyiddin - Non-executive director
Appointed as a Director on 29 April 2002. He was appointed Managing Director of Engen Limited in 2002, having previously been General Manager - Oil Business with PETRONAS. He has held several senior positions in corporate finance and general management and holds a MBA. (Malaysian, aged 44)

5. W A Nel - Chief Operating Officer
Technical Director of Energy Africa since its formation in 1996. Previously he was General Manager of Engen's oil and gas business from 1989. He has been active in exploration in a variety of technical and managerial roles since 1963 and was Consulting Geologist for Gencor's Oil and Gas division. He holds degrees in geology and geochemistry. (Aged 60)


1


2 3 4 5

6. L M Nyhonyha - Non-executive director *
Executive director of Worldwide African Investment Holdings from April 2001. Previously he was Chief Executive of Thebe Financial Services. Prior to joining the Thebe Group in 1992, he was an audit manager at Ernst & Young. He also holds a number of other directorships in the Worldwide Group. He is a chartered accountant. (Aged 44)

7. G D B Paul - Non-executive director
General Manager, PETRONAS South Africa since 1999 after holding a number of management positions within PETRONAS. He has 32 years experience in the oil industry. He holds a science degree. (Malaysian, aged 55)

8. F M J L Poimboeuf - Non-executive director *
He has had a career of 33 years with Elf Aquitaine which included periods as deputy general manager in Gabon, executive vice-president of Texasgulf Inc. in Houston and general manager in Angola. He holds a degree in petroleum engineering. (French, aged 72)

9. A G Windham - Commercial Director
He became Energy Africa's Group General Counsel in early 1998. Previously he was a director of Clyde Petroleum Plc and has 21 years experience in the independent oil sector. He is a solicitor. (British, aged 53)

10. W H Torr - Company Secretary
Joined Engen in 1992 and transferred to Energy Africa in 1996. He has 11 years experience in accounting and financial management for exploration and production activities. He is a chartered accountant. (Aged 45)

* Independant


6
7
8
9
10

Report of the directors

The directors present their report and the Company and Group annual financial statements for the year ended 31 March 2003.

Activities

The Group is engaged in the exploration for and production of oil and gas. There was no change in the nature of the business during the year.

Results and dividends

The Group financial statements are set out on pages 29 to 44 and are presented in United States Dollars. The Group's net profit for the year was $25.4 million (2002: $20.6 million). The directors do not recommend the payment of a dividend for the year. The Company financial statements are set out on pages 49 to 54 and are presented in South African Rand.

Share capital and share options

Details of the share capital of the Company and options over shares of the Company are set out in note h to the Company financial statements. The Company has a share incentive scheme by which directors and employees may be granted options, at prevailing market prices, to subscribe for ordinary shares in the Company. The maximum aggregate number of shares which may be issued in respect of the scheme is currently limited to 10 100 000 (2002: 5 039 950).

Directors and their interests

The current directors of the Company are set out on pages 20 and 21. Tunku M Fawzy Muhiyiddin was appointed on 29 April 2002. All other directors served as directors throughout the year.

R Gasant, W A Nel and A G Windham have service contracts with the Group, which contracts are on a two year rolling basis.

P J G Elwes, Dato' M Idris Mansor and L M Nyhonyha will retire at the Annual General Meeting in accordance with the Company's Articles of Association and are eligible to offer themselves for re-election. None of the directors retiring have service contracts.

The interests of the directors at 31 March 2003 in the issued shares of the Company were as follows:

	2003 shares	2002 shares
P J G Elwes	**-**	34 000
R Gasant	**900**	900
W A Nel	**2 000**	9 000
L M Nyhonyha	**-**	6 000
A G Windham	**1 000**	4 100

There has been no change in the interests of the directors during the period from 31 March 2003 to 22 May 2003.

The interests of the directors in share options granted under the Company share incentive scheme were as follows:

	At 31 March 2002	Granted during year	Exercised during year	Cancelled during year	At 31 March 2003
P J G Elwes	-	-	-	-	-
R Gasant	330 000	50 000	-	380 000	-
Dato' M Idris Mansor	20 000	-	-	20 000	-
W A Nel	207 200	40 000	-	247 200	-
L M Nyhonyha	-	-	-	-	-
G D B Paul	-	-	-	-	-
F M J L Poimboeuf	20 000	-	(20 000)	-	-
Tunku M Fawzy Muhiyiddin	-	-	-	-	-
A G Windham	223 600	40 000	-	263 600	-

As a consequence of the Petronas Offer PICL paid the following amounts to directors in lieu of the cancellation of share options held by such directors at 7 October 2002.

	$'000
R Gasant	706
Dato' M Idris Mansor	51
W A Nel	629
A G Windham	562

The above options were granted to directors at the then market price in terms of the rules of the Company Share Incentive Scheme. During the year 20 000 shares were issued to directors following the exercise of share options.

There were no transactions between the directors and the Group in the year which were unusual in their nature or terms or significant to the business of the Group.

At the Annual General Meeting, resolutions will be proposed to approve directors' fees. Details of the resolutions and explanatory notes are set out in the Notice of Annual General Meeting accompanying this Report.

Shareholders

At 31 March 2003, the shares of the Company were held by the following categories of shareholders:

Directors	3 900
Engen Limited and its subsidiaries	58 458 464
Petronas International Corporation Limited	8 993 288
Public	35 966 756
	103 422 408

At 31 March 2003 the following shareholders were registered as holding five per cent or more of the Company's issued shares:

Engen Limited and its subsidiaries	58 458 464	56.5%
First National Bank Nominees	6 673 572	6.5%
Nedcor Nominees	10 841 329	10.5%
Société Generale Nominees (Pty) Limited	14 498 863	14.0%
Standard Bank Nominees Tvl (Pty) Limited	11 781 528	11.4%

At 31 March 2003 there were 1 221 (2002: 630 representing certificated shareholders only) registered shareholders of the Company.

At 31 March 2003, as reported to the Company, the following beneficial shareholders hold five per cent or more of the Company's issued shares:

Engen Limited and its subsidiaries	58 458 464	56.5%
Petronas International Corporation Limited	8 993 288	8.7%
Prumerica Private Bank	8 480 016	8.2%

Report of the directors on Code of Corporate Practices and Conduct

Compliance with Code of Corporate Practices and Conduct

Energy Africa subscribes to sound corporate governance principles and the directors consider that for the year ended 31 March 2003 the Group has substantially complied with the provisions of the Code of Corporate Practices and Conduct, as set out in the 2002 King Report on corporate governance, known as King II.

Board of directors

The Board has a unitary structure and comprises of nine directors, six of whom are non-executives and of these non-executive directors three are independent and three are nominated by the majority shareholder. Directors are selected for their industry and commercial knowledge and skills. On appointment, as part of their induction program, they are instructed on their duties as directors as well as the key aspects of the business. The board is primarily responsible for setting the broad direction of the group by approving key strategic objectives and policies. The Board is chaired by the non-executive Chairman, who is not an independent director. All directors are subject to election at the first annual general meeting following their appointment and at each annual general meeting thereafter, one third of the directors retire by rotation and are subject to re-election. At present a charter setting out the Board's responsibilities does not exist. However, on appointment of directors and periodically during the year, directors' and the board's responsibilities are addressed at meetings of the board. Board meetings are held at least four times per year, or more frequently if required.

Non-executive directors receive no benefits from the Company other than their directors' fees and a limited number of share options. Although the performance of the Chairman and the Board are at present not assessed, this will be implemented in due course. The managing director's and other executive directors' performance is assessed annually.

The board appoints the Company Secretary and the directors have access to the advice and services of the Company Secretary, who is responsible for compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice in appropriate circumstances, at the expense of the Company. The Company Secretary also keeps the board advised of any relevant changes in regulations and company law legislation.

Board meeting attendance

Directors	22 May 2002	24 Jul 2002	12 Sep 2002	3 Oct 2002	11 Oct 2002	18 Nov 2002	24 Jan 2003	26 Mar 2003
P J G Elwes	✓	✓	✓	✓	✓	✓	✓	✓
R Gasant	✓	✓	✓	✓	✓	✓	✓	✓
Dato' M Idris Mansor	✓	✓	a	✓	a	✓	✓	✓
Tunku M Fawzy Muhiyiddin	✓	✓	a	✓	✓	✓	✓	✓
W A Nel	✓	✓	✓	✓	✓	✓	✓	✓
L M Nyhonyha	✓	✓	✓	✓	✓	✓	✓	✓
G D B Paul	✓	✓	a	✓	a	✓	✓	✓
F M J L Poimboeuf	✓	✓	✓	✓	a	✓	✓	a
A G Windham	✓	✓	✓	✓	✓	✓	✓	✓

✓ Present / a apologies

Internal financial control

The directors are responsible for the Group's system of internal control, which includes internal financial control. The Group's system of internal financial control is designed to provide assurance regarding the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information. Such a system can provide only reasonable but not absolute assurance against material misstatement and loss.

The following are some of the key procedures that the directors have established and which are designed to provide effective internal financial control:

- The Board approves annual financial budgets for the Group. Performance against these budgets is reviewed regularly.
- The Group produces monthly financial reports and forecasts for the current and future financial years.
- The Board has set clearly defined guidelines as to required approval authorities.
- The Group has an effective internal audit function. Independent internal auditors have been contracted to monitor the effectiveness of the accounting system and related internal controls on a continuing basis, to perform a critical examination of the financial and operating information and to report back to management and the Audit Committee on their findings.
- The Audit Committee meets with management, the external auditors and internal auditors to review specific accounting, reporting and internal control matters.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.

The Group has risk management processes in place in which key risks are identified, evaluated, monitored and managed. The board is responsible and accountable for ensuring that adequate procedures and processes are in place to identify, assess, manage and monitor key business risks. Furthermore these processes have been reviewed by independent consultants who have assisted in the formulation of the risk profile and ongoing assurance monitoring mechanisms against this risk profile. Further detail is provided under the Financial Review regarding risk management.

Audit Committee

The Board of directors has established an Audit Committee. The members are P J G Elwes (Chairman) and L M Nyhonyha, both of whom are non-executive directors and have extensive financial experience. The Committee meets not less than twice a year. The internal and external auditors are invited to all meetings which are also attended by the Managing Director and Company Secretary. The committee members have access to all information, documentation and management explanations considered necessary to discharge their responsibilities.

The Committee's written terms of reference, which have been approved by the board, include: to consider and recommend the appointment of the Company's auditors, to discuss with the auditors the nature and scope of the audit, to review the financial statements before submission to the Board, to discuss problems and reservations arising from audits, to consider the findings of internal investigations and to report to and make recommendations to the Board. The internal and external auditors have unlimited access to the Chairman of the Audit Committee.

Audit Committee attendance Committee members	21 May 2002	10 Oct 2002
P J G Elwes	✓	✓
L M Nyhonyha	a	✓

✓ Present / a apologies

Remuneration Committee

The Board has appointed a Remuneration Committee. The members are Dato' M Idris Mansor (Chairman), P J G Elwes and F M J L Poimboeuf, all of whom are non-executive directors. The Committee meets not less than once a year.

The Committee's terms of reference include: to recommend to the Board the appointment and remuneration of each of the executive directors, to recommend performance targets under the Company's incentive schemes, to provide an objective and

Report of the directors on Code of Corporate Practices and Conduct continued

independent assessment of the benefits and emoluments granted to directors, and to provide guidelines regarding the overall remuneration policy and benefits provided to employees of the Group. The remuneration philosophy of the Company is to remunerate its employees fairly in relation to the nature of the services they provide and seeks to recognise and promote the achievement of high performance levels by all employees both individually and as a team and to align the interests of management with that of shareholders. This is achieved through an appropriate remuneration structure in line with the industry as well as employee incentivisation through the Company's Incentive Bonus Scheme and the award of share options through the Share Incentive Scheme.

Remuneration committee attendance

Committee members	22 May 2002	29 Oct 2002	26 Mar 2003
P J G Elwes	✓	✓	✓
Dato' M Idris Mansor	✓	✓	✓
F M J L Poimboeuf	✓	✓	a

✓ Present / a apologies

Health safety and the environment

As stated in the Corporate Citizenship Report, Energy Africa considers not only health, safety and environmental (HSE) requirements but also its social investment obligations, which form part of a broader corporate citizenship responsibility, to be an integral and important part of the Company's business.

Statement of general business principles

Energy Africa has a policy of business principles which is set out in the Corporate Citizenship Report.

Public and shareholders

The Company subscribes to a policy of open communication with the public and its shareholders. The Company meets with institutional shareholders and investment analysts at least bi-annually after the release of the Company results. A comprehensive interim report, reviewed by the independent auditors, is also prepared. The Company also has a website containing up-to-date information.

Code for transactions in securities

No employee or director may deal in any securities of the Company at any time when he / she is in possession of unpublished price sensitive information.The Company operates a closed period prior to the publication of its interim and annual results during which time directors and employees of the Company may not deal in shares of the Company. Where appropriate, this is also extended to include other periods.

Code of ethics

The Company has a code of ethics, committing all employees to the highest level of honesty, integrity and fairness in all aspects of its business and expects the same in its relationships with all parties with whom it does business.

Statement of directors' responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year which fairly present the state of affairs of the Company and the Group at the end of the year, and the results of their operations and cash flows for the year. The Company's auditors are responsible for reporting on these financial statements.

The directors consider that in preparing the financial statements, suitable accounting policies have been selected and applied consistently, judgements and estimates that are reasonable and prudent have been made, and applicable accounting standards have been followed. The directors consider that the Group will continue to function as a going concern for the forseeable future and that it is appropriate that the financial statements are prepared on a going concern basis.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The report of the directors, the report of the directors on Code of Corporate Practices and Conduct and the financial statements set out on pages 29 to 44, and on pages 49 to 54, were approved by the board of directors on 22 May 2003.

Signed on behalf of the board by:

Dato' M Idris Mansor
22 May 2003

R Gasant

Declaration by Company Secretary

In terms of section 268 (d) of the South African Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar all such returns as are required by the South African Companies Act.

W H Torr
Company Secretary
22 May 2003

Report of the independent auditors

To the members of Energy Africa Limited

We have audited the Company annual financial statements and Group annual financial statements set out on pages 22, 23, 29 to 44 and 49 to 54 for the year ended 31 March 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of International Standards on Auditing and South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act, in South Africa.

Ernst + Young

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
22 May 2003

Group income statements

	Notes	Year ended 31 March 2003 $'000	Year ended 31 March 2002 $'000
Total revenues	2	**185 020**	144 907
Turnover	2	**184 526**	143 996
Cost of production	3	**(85 371)**	(74 822)
Gross income		**99 155**	69 174
Exploration expenditure written off		**(41 325)**	(26 845)
Administration expenses		**(15 575)**	(7 869)
Other operating expenses		**(333)**	(50)
Operating profit	4	**41 922**	34 410
Interest income		**494**	911
Interest expense	7	**(2 188)**	(2 162)
Profit on ordinary activities before taxation		**40 228**	33 159
Taxation	8	**(14 836)**	(12 588)
Profit on ordinary activities after taxation and attributable to ordinary shareholders		**25 392**	20 571
Earnings/headline earnings per share - cents	21		
Basic		**24.6**	20.1
Diluted		**24.6**	19.9
Weighted average number of ordinary shares in issue ('000)	21		
Basic		**103 229**	102 124
Diluted		**103 360**	103 161

Group balance sheets

	Notes	31 March 2003 $'000	31 March 2002 $'000
Employment of capital			
Fixed assets	9	**236 668**	199 198
Current assets			
Inventories		**4 096**	5 683
Debtors	10	**19 822**	18 906
Cash and bank deposits		**38 026**	18 765
		61 944	43 354
Current liabilities	11	**(39 436)**	(36 163)
Net current assets		**22 508**	7 191
Total assets less current liabilities		**259 176**	206 389
Long term interest bearing project loan	12	**(17 000)**	(10 000)
Deferred taxation	13	**(23 660)**	(10 712)
Decommissioning provision	13	**(22 856)**	(19 059)
		195 660	166 618
Capital employed			
Share capital	14	**2 647**	2 642
Share premium account		**102 229**	101 525
Retained income		**110 331**	84 939
Other reserves		**(19 547)**	(22 488)
Shareholders' interest		**195 660**	166 618
Net book value per share - cents	21		
Basic		**189.2**	161.9
Diluted		**189.2**	160.9
Number of ordinary shares in issue at year end ('000)	21		
Basic		**103 422**	102 913
Diluted		**103 422**	103 582

Group cash flow information

	Notes	Year ended 31 March 2003 $'000	Year ended 31 March 2002 $'000
Reconciliation of operating profit to net cash flow from operations			
Operating profit		**41 922**	34 410
Exploration expenditure written off		**41 325**	26 845
Depreciation		**39 886**	36 123
(Profit)/loss on disposal of fixed assets		**(10)**	17
Exchange loss		**333**	50
Net cash inflow from operations prior to working capital adjustments		**123 456**	97 445
Working capital adjustments	15	**2 877**	(1 909)
Net cash inflow from operations		**126 333**	95 536
Cash flow statements			
Net cash inflow from operations		**126 333**	95 536
Returns on investments and servicing of finance			
Interest received		**494**	919
Interest paid		**(808)**	(1 287)
Tax paid		**(7 750)**	(12 062)
Investing activities			
Exploration expenditure		**(38 299)**	(31 241)
Payments to acquire tangible assets		**(77 138)**	(69 305)
Proceeds from sale of fixed assets		**20**	15
Net cash inflow/(outflow) before financing		**2 852**	(17 425)
Financing			
Issue of ordinary shares		**709**	1 714
Increase in bank loans		**16 000**	10 000
Repayment of loans		**-**	(4 591)
Net cash inflow/(outflow) after financing	16	**19 561**	(10 302)
Cash flow from operations per share - cents	21		
Basic		**122.4**	93.5
Diluted		**122.2**	92.6

Reconciliation to the change in cash position is set out in note 16.

Group statement of changes in equity

	Share capital $'000	Share premium account $'000	Retained income $'000	Exchange translation reserve $'000	Total $'000
At 1 April 2001	2 630	99 823	64 368	(21 364)	145 457
Profit attributable to ordinary shareholders	-	-	20 571	-	20 571
Exchange adjustment	-	-	-	(1 124)	(1 124)
Arising on issue of shares	12	1 702	-	-	1 714
At 31 March 2002	2 642	101 525	84 939	(22 488)	166 618
Profit attributable to ordinary shareholders	-	-	25 392	-	25 392
Exchange adjustment	-	-	-	2 941	2 941
Arising on issue of shares	5	704	-	-	709
At 31 March 2003	**2 647**	**102 229**	**110 331**	**(19 547)**	**195 660**

Share premium account is not distributable other than as contemplated in the South African Companies Act.

Notes to the financial statements

1. **Accounting policies**

Basis of preparation

The financial information has been prepared under the historical cost convention exept where indicated otherwise, in accordance with accounting policies which conform with International Accounting Standards ("IAS") and South African Statements of Generally Accepted Accounting Practice. These accounting policies are consistent with those used in the previous year.

Measurement and presentation currencies

The Group uses the United States Dollar as its measurement and presentation currency. The Company's measurement and presentation currency is the South African Rand for the purposes of the Company's financial statements.

Basis of consolidation

The consolidated income statement, balance sheet and cash flow statement incorporate the audited financial statements of the Company and all its subsidiaries for the year ending 31 March. Results of subsidiaries acquired or sold are consolidated from or to the date control passes.

Substantially all of the Group's oil and gas exploration and development activities are carried out through various joint venture arrangements. Such arrangements may take the form of a separate legal entity although the bulk of the Group's joint ventures are unincorporated. The results and net assets of these joint ventures are included in the Group's consolidated accounts using the proportional method of consolidation. Intercompany balances, transactions and unrealised profits are eliminated/proportionately eliminated in the Group's consolidated accounts.

Investments in subsidiaries are initially recorded at cost, and thereafter reviewed for any impairment in value in the Company's financial statements.

Decommissioning

The present value of the estimated cost of decommissioning production facilities is provided in full at the date when the obligation to decommission such facilities arises. The Group recognises the cost as an asset and liability when such facilities are substantially complete and in place. The asset is included with the other capitalised costs relating to the property and is amortised in accordance with the stated depreciation policy. The liability is held within provisions and reflects the estimated cost of decommissioning, discounted to its present value. The discount unwinds through interest expense in the income statement.

Deferred taxation

Deferred tax is provided on all temporary differences at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognised where the recoverability of such assets are probable. Provision is made for UK Petroleum Revenue Tax on a unit of production basis over the expected life of the field.

Depreciation

Production assets which represent the Group's share of total expenditure on the exploration, appraisal and development of oil and gas fields are depleted at rates appropriate to the expected useful economic life of the asset. This applies from the date production commences on a unit of production basis using the proven and probable reserves recoverable from these fields and taking into account estimated future development costs. Changes in estimates of reserve quantities and costs are recognised prospectively.

The capitalised costs in respect of each property are reviewed for impairment at each balance sheet date. Where there is an indication that an asset may be impaired, the recoverable amount of the asset is estimated. For evaluated fields, the net capitalised costs are compared to the present value of the estimated net revenues to be derived from the related commercial reserves of oil and gas within that field. Provision is made where the impairment test results in the net capitalised costs exceeding the recoverable amount.

Employee retirement benefit costs

The cost of providing retirement benefits relating to current service is charged to income during the year.

Exploration and development expenditure

The Group follows the successful efforts method of accounting for exploration costs. Exploration costs are initially capitalised for each prospect within exploration and appraisal assets pending determination. On determination such costs are written off unless commercial reserves have been established. As development commences such costs are transferred to fields in production and under development.

Development expenditure comprises all costs incurred in bringing a field to commercial production and is capitalised as incurred. The amount capitalised includes attributable interest and other financing costs incurred on significant developments before commencement of production.

The nature of the Group's oil and gas activities requires that, from time to time, the Group finance all or part of the exploration, development and production costs attributable to third parties. Such costs incurred are then recovered from future production of hydrocarbons. The Group accounts for these carried costs in the same way as it accounts for its own share of exploration, development and production costs as described above. Amounts capitalised are subject to regular review and are provided against, to the extent that recovery of the costs is uncertain, in the form of additional depreciation. Such additional depreciation is separately disclosed in the year the provision is made. Reimbursements of carried costs capitalised are classified within depreciation in the balance sheet when received.

Financial Instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, trade and other debtors, trade and other creditors and borrowings.

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as follows:

- Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash and cash equivalents are measured at cost or amortised cost.
- Trade and other debtors originated by the group are stated at cost less any provisions.
- Financial liabilities, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisation. Trading financial liabilities and derivatives are measured at fair value at the balance sheet date.
- The only derivatives that the Group currently uses are zero cost collar contracts to reduce the economic effects of fluctuations in the crude oil price. These hedging contracts are classified as economic hedges by IAS 39 and are therefore recorded on the balance sheet at fair value in either debtors or current liabilities. The gains or losses from adjusting the contracts to their fair value are recognised in earnings.

Foreign exchange

Transactions: Transactions in currencies other than the measurement currency of the Group or Company, are recorded at the rate ruling at the date of the transaction. Monetary items denominated in currencies other than the measurement currency of the Group or Company are translated at rates of exchange ruling at the balance sheet date. All exchange gains and losses are dealt with in the income statement.

Translation of foreign entities reporting in currencies other than the Group's measurement currency: Where a foreign entity's measurement currency is different to the measurement currency of the Group, such foreign entities are translated to the measurement currency as follows:

- Assets and liabilities at the closing rates of exchange.
- Revenues, costs and cash flows at exchange rates ruling at the date of the transactions or a rate that approximates the actual exchange rates.
- The resulting exchange translation differences are included in other reserves.

Inventories

Inventories, which consist solely of hydrocarbons, are stated at the lower of cost, using the first-in first-out method, and net realisable value.

Other assets

Equipment and motor vehicles are stated at cost less accumulated depreciation, which is provided so as to write off those assets evenly on a straight line basis over their estimated useful lives which are as follows:

Computer hardware and software	3 years
Equipment	4 years
Motor vehicles	4 years

Revenue recognition

Turnover for the Group, which excludes intergroup sales, represents invoiced sales as well as gains or losses on oil hedging contracts and is stated net of value added taxes and is recognised on transfer of the risks and rewards of ownership. Turnover for the Company comprises of commission charged to other members of the Group and is recognised when services are provided. Much of the Group's activity is conducted under Production Sharing Agreements ("PSAs") which involve the delivery of a share of the production to the host government and as such represents a form of taxation. Turnover excludes royalties paid in oil and the share of oil attributable to host governments under PSAs. Interest received is recognised on a time proportion basis. Dividends received are recognised on declaration.

2. Revenues

	2003 $'000	2002 $'000
Revenue from sales of hydrocarbons	**183 206**	143 996
Gain on oil hedging contracts	**1 320**	-
Turnover	**184 526**	143 996
Interest income	**494**	911
	185 020	144 907

Revenue from the sale of hydrocarbons excludes royalties paid in oil and the share of oil attributable to host governments under PSAs. The value of hydrocarbons delivered to host governments under such PSAs was $26 306 000 (2002: $16 879 000) - refer also "Oil and gas reserves and production" page 46. Revenue excludes intergroup sales.

3. Cost of production

	2003 $'000	2002 $'000
Operating costs	**38 383**	35 147
Movement in underlift	**1 189**	(1 039)
Royalty paid in cash	**6 581**	5 240
Depreciation (note 9)	**39 218**	35 474
	85 371	74 822

4. Operating profit

Operating profit is stated after:	**2003 $'000**	2002 $'000
Auditors' remuneration		
Audit services	**277**	161
Non-audit services	**295**	200
Depreciation (note 9)	**39 886**	36 123
Fees paid to persons other than directors or employees for administrative and technical services	**681**	513
Fees incurred as a result of the Petronas Offer	**6 674**	-
Rentals under operating leases	**467**	426
Profit/(loss) on disposal of fixed assets	**10**	(17)
Exchange loss	**333**	50

5. **Directors' emoluments**

The remuneration paid by the Group to the directors of the Company was as follows:

2002	Fees $'000	Salary $'000	Benefits $'000	Bonus $'000	Retirement fund $'000	Gain on exercise of share options $'000	Total $'000
Executive directors							
R Gasant	-	120	1	18	5	-	144
W A Nel	-	201	-	70	13	325	609
A G Windham	-	141	15	21	25	188	390
	-	462	16	109	43	513	1 143
Non-executive directors							
P J G Elwes	62	-	-	-	-	18	80
Dato' M Idris Mansor	6	-	-	-	-	-	6
A A Maule	6	-	-	-	-	-	6
L M Nyhonyha	8	-	-	-	-	44	52
F M J L Poimboeuf	48	-	-	-	-	-	48
A Said	6	-	-	-	-	-	6
G D B Paul	-	-	-	-	-	-	-
	136	-	-	-	-	62	198
Year ended 31 March 2002	136	462	16	109	43	575	1 341
Paid by:							
the Company							951
subsidiaries							390
							1 341

R Gasant's and A G Windham's emoluments are from the date of their appointments, which were on 1 August 2001.
A A Maule and A Said resigned on 27 March 2002 and 15 January 2002 respectively.
G D B Paul was appointed on 27 March 2002.

2003	Fees $'000	Salary $'000	Benefits $'000	Bonus $'000	Retirement fund $'000	Gain on exercise of share options $'000	Total $'000
Executive directors							
R Gasant	-	200	5	41	14	-	260
W A Nel	-	175	79	39	25	-	318
A G Windham	-	238	20	47	36	-	341
	-	613	104	127	75	-	919
Non-executive directors							
P J G Elwes	60	-	-	-	-	-	60
Dato' M Idris Mansor	8	-	-	-	-	-	8
Tunku M Fawzy Muhiyiddin	7	-	-	-	-	-	7
L M Nyhonyha	10	-	-	-	-	-	10
F M J L Poimboeuf	60	-	-	-	-	27	87
G D B Paul	7	-	-	-	-	-	7
	152	-	-	-	-	27	179
Year ended 31 March 2003	**152**	**613**	**104**	**127**	**75**	**27**	**1 098**
Paid by:							
the Company							757
subsidiaries							341
							1 098

Tunku M Fawzy Muhiyiddin was appointed on 29 April 2002.
All emoluments received, other than in the measurement currency, have been converted to $ at the average rates of exchange for the year.

5. **Directors' emoluments (continued)**

Information is set out in the Report of the Directors regarding the granting and cancellation of share options to directors under the Company share incentive scheme. In addition to the above emoluments, as a consequence of the Petronas Offer in September 2002, PICL paid $1 947 577 to directors in lieu of the cancellation of share options held by such directors at 7 October 2002. Details are disclosed in the Report of the Directors.

6. **Employee costs**

	2003 $'000	2002 $'000
Wages and salaries	**3 503**	3 183
Social security costs	**133**	72
Retirement benefit contributions	**202**	210
	3 838	3 465

The average monthly number of employees employed by the Group during the year was as follows:

	2003	2002
Administration and technical	**46**	43

7. **Interest expense**

	2003 $'000	2002 $'000
Interest payable on loans	**1 089**	1 184
Finance charge - unwinding of discount	**1 099**	978
	2 188	2 162

The finance charge represents the unwinding during the year of the discount on the decommissioning provision.

8. **Taxation**

	2003 $'000	2002 $'000
SA taxation		
Normal - current	**969**	1 809
- prior period	**(91)**	-
Foreign taxation		
Normal - current	**2 873**	8 885
- prior period	**(431)**	(686)
Deferred		
- attributable to temporary differences - current	**10 752**	2 580
- rate adjustment	**764**	-
	14 836	12 588

The foreign deferred tax charge includes provision for deferred UK Petroleum Revenue Tax.

The effective tax rate is reconciled as follows:	**2003 %**	2002 %
Standard rate (South Africa)	**30.0**	30.0
Tax effect of:		
Permanent differences		
Deferred tax rate change	**1.6**	-
Foreign tax rate	**8.9**	1.2
Non taxable income	**(27.4)**	(18.1)
Net losses not recognised for tax	**24.6**	17.6
Prior year over provisions	**(1.3)**	(2.1)
UK Petroleum Revenue Tax	**7.3**	14.3
Timing differences		
Tax allowances and losses applied	**(6.8)**	(4.9)
Effective tax rate	**36.9**	38.0

Notes to the financial statements
continued

9. **Fixed assets**

	Fields in production and under development $'000	Exploration and appraisal assets $'000	Other $'000	Total $'000
Cost				
At 1 April 2001	347 002	2 266	1 759	351 027
Exchange adjustments	133	11	(470)	(326)
Additions	81 430	10 594	2 086	94 110
Transfers	1 484	(1 484)	-	-
Disposals	-	-	(187)	(187)
At 31 March 2002	430 049	11 387	3 188	444 624
Depreciation				
At 1 April 2001	207 500	-	936	208 436
Exchange adjustments	65	-	(247)	(182)
Charge for the year	35 474	-	649	36 123
Reimbursement of carried interests	1 204	-	-	1 204
Disposals	-	-	(155)	(155)
At 31 March 2002	244 243	-	1 183	245 426
Net book amount				
At 31 March 2002	185 806	11 387	2 005	199 198
Cost				
At 1 April 2002	430 049	11 387	3 188	444 624
Exchange adjustments	15 580	-	671	16 251
Additions	66 834	5 488	309	72 631
Disposals	-	-	(25)	(25)
At 31 March 2003	**512 463**	**16 875**	**4 143**	**533 481**
Depreciation				
At 1 April 2002	244 243	-	1 183	245 426
Exchange adjustments	9 895	-	451	10 346
Charge for the year	39 218	-	668	39 886
Reimbursement of carried interests	1 170	-	-	1 170
Disposals	-	-	(15)	(15)
At 31 March 2003	**294 526**	**-**	**2 287**	**296 813**
Net book amount				
At 31 March 2003	**217 937**	**16 875**	**1 856**	**236 668**

Other assets comprise equipment, computers, furniture and motor vehicles. Included within the cost of fixed assets as at 31 March 2003 is $15 165 000 (2002: $15 165 000) in respect of capitalised interest and other financing costs.

At 31 March 2003 fields in production and under development included a cost of $17 238 000 (2002: $14 770 000) and related accumulated depreciation of $7 522 000 (2002: $5 928 000) in respect of decommissioning costs.

Fixed assets with a net book value of $69 777 500 (2002: $48 543 500) are provided as security for the borrowings as disclosed in note 12.

10. **Debtors**

	2003 $'000	2002 $'000
Trade debtors	**16 403**	16 029
Prepayments	**1 381**	772
Taxation recoverable	**803**	967
Other	**1 235**	1 138
	19 822	18 906

11. **Current liabilities**

	2003 $'000	2002 $'000
Current portion of borrowings (note 12)	**9 000**	-
Corporation tax payable	**1 848**	6 018
Other taxes and social security costs	**171**	245
Other creditors	**4 271**	4 623
Accruals	**24 146**	25 277
	39 436	36 163

12. **Borrowings**

	2003 $'000	2002 $'000
Interest bearing borrowings		
Secured loan repayable after more than one year	**17 000**	10 000
	17 000	10 000

On 19 December 2001 a seven year $50 million reducing revolving borrowing base loan facility was entered into. The facility is secured by a fixed charge over Energy Africa's interests in Block 16/26 in the UK North Sea. Interest is at a floating rate of $ LIBOR plus a margin of 125 or 140 basis points. The loan is repayable twice annually commencing in June 2003, with final repayment of any outstanding balance in December 2008. The year end amount outstanding is repayable as follows:

Due within one year	**9 000**	-
Between 2 and 5 years	**17 000**	10 000
	26 000	10 000

The Company's borrowing powers are not limited by its Articles of Association.

13. Deferred tax and other provisions

	Deferred taxation $'000	Decom-missioning $'000	Total $'000
At 1 April 2001	8 132	16 648	24 780
Unwinding of discount		978	978
Charged in year	2 580	1 147	3 727
Exchange adjustments	-	286	286
At 31 March 2002	10 712	19 059	29 771
Unwinding of discount	-	1 099	1 099
Charged in year	11 516	1 944	13 460
Exchange adjustments	1 432	754	2 186
At 31 March 2003	**23 660**	**22 856**	**46 516**

Deferred taxation provided is as follows:

	2003 $'000	2002 $'000
Net tax allowances in excess of accounting deductions	**10 096**	2 111
UK deferred Petroleum Revenue Tax	**13 564**	8 601
	23 660	10 712

In addition, the Group has estimated tax losses of $91.1 million (2002: $54.2 million) of which $80.2 million (2002: $52.2 million) have been utulised to eliminate net tax allowances in excess of accounting deductions.

14. Share capital of the Company

	2003 shares	2002 shares
Authorised		
Ordinary shares of R0.10 each	**150 000 000**	150 000 000
Allotted and fully paid		
Ordinary shares of R0.10 each	**103 422 408**	102 913 308

Refer also note h to the financial statements of the Company.

15. Working capital adjustments

	2003 $'000	2002 $'000
Decrease/(increase) in inventories	**1 586**	(1 045)
Increase in debtors	**(733)**	(397)
Increase/(decrease) in creditors	**2 024**	(467)
Net working capital adjustment	**2 877**	(1 909)

16. Changes in cash and bank deposits

	2003 $'000	2002 $'000
At 1 April	**18 765**	29 325
Net cash inflow/(outflow) before adjustments for the effect of foreign exchange rate changes	**19 561**	(10 302)
Effect of foreign exchange rate changes	**(300)**	(258)
At 31 March	**38 026**	18 765
Cash at bank and in hand	**16 110**	12 134
Bank deposits	**21 916**	6 631
	38 026	18 765

Included in the Group's balance of cash and bank deposits is $13 361 000 (2002: $2 952 000) held in an account which is subject to certain restrictions under the terms of the loan agreement relating to the loan set out in note 12.

17. **Capital commitments**

	2003 **$'000**	2002 $'000
Contracted	**82 317**	42 861

These commitments will be met by existing cash resources and borrowing facilities. Included in the above were total capital commitments of the incorporated joint venture (refer note 23) of $3 346 000 (2002: $12 851 000)

18. **Contingent liabilities**

At 31 March 2003 neither the Company nor the Group had any material contingent liabilities.

19. **Financial instruments**

The underlying currency of the Group's cash flows is $. The management policy is to minimise economic and material transactional exposures from currency movements against the $. This is achieved primarily by matching naturally occurring opposite exposures wherever possible, for example matching receipts and payments or assets and liabilities in the same currency. There are no substantial unmatched non-$ financial assets or liabilities except for cash owing/held in Rands, amounting to a liability of R380 000 (2002: R9 419 000 cash held), and cash held in Pounds Sterling, amounting to £1 107 000 (2002: £398 000).

The Group may use financial and commodity-based hedging contracts to manage exposures to economic fluctuations in commodity prices. The Group entered into oil hedging contracts of zero cost collars for the period 1 January 2003 to 31 December 2003 at average Brent oil floor prices of $25.31 and ceiling prices of $29.59 at aggregate average volumes of 7 260 barrels per day. The Group recognises all derivative instruments as either assets or liabilities on the balance sheet at fair value. Assets resulting from derivative contracts open at year end were $1.3 million (2002: nil) and are included in other debtors on the balance sheet. The accounting for changes in fair value (ie. gains or losses) of economic hedging instruments have been recognised in earnings. Other than as described above, during the year the Group did not enter into any other material contracts for the forward sale of hydrocarbons or the forward exchange of foreign currencies and did not make use of any other material derivative financial instruments.

The Group only deposits cash surpluses with major banks of high quality credit standing. Trade debtors consist primarily of a small group of international oil companies. At year end, no provisions were made.

Movements in interest rate impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk. Surplus funds are invested so as to achieve market related returns whilst minimising risk. Interest rate risk on financing activities is limited to the borrowings set out in note 12, which are linked to $ LIBOR.

The Group has minimised its liquidity risk by ensuring that it has sufficient undrawn credit facilities to fund working capital requirements. Undrawn credit facilities amounted to $24 million at year end.

The directors consider that the fair value of the Group's financial assets and financial liabilities included in cash, debtors, current liabilities and borrowings as at 31 March 2003 were as shown in the Group balance sheet.

20. **Post retirement benefits**

All full time employees in South Africa are required to join a retirement funding plan.

Employees in South Africa: During the year, the Company and employees contributed to the Engen Pension Fund, Sentinel Mining Industry Retirement Fund and the Engen Retirement Fund. The first two funds, of which seven employees are members, constitute defined benefit plans and the Engen Retirement Fund is a defined contribution provident fund, of which 32 employees are members. All the funds are governed by the Pension Funds Act 1956. Under the rules of the funds, the Company is committed to contribute a percentage of the pensionable emoluments of members in its employ in South Africa. In the case of the two defined benefit plans, the Company is also obliged to pay to the fund such additional contributions as the trustees, after consulting the actuaries, decide are necessary to provide the benefits under the rules of the funds.

20. **Post retirement benefits (continued)**

Actuarial valuations are required to be performed at least every three years. The most recent actuarial valuations were completed at 31 December 1999 for the Engen Pension Fund, and 31 October 2001 for the Sentinel Mining Industry Retirement Fund. In the opinion of the actuaries the funds were in a sound financial position at those dates and no alteration to the contribution rates was recommended. No portion of the surplus of these funds has been recognised as the amounts are immaterial. In terms of the Pension Funds Act the Engen Retirement Fund does not require actuarial valuation. The Engen Pension Fund is currently undergoing an actuarial valuation. The report is expected to be received before 30 June 2003.

Employees outside South Africa: During 2002 and 2003, Group companies and employees contributed to individual defined contribution policies, covering 3 employees.

The retirement costs are set out in note 6.

There are no other material post retirement benefits.

21. **Earnings per share, net book value per share and cash flow per share**

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders for each year and the weighted average number of ordinary shares in issue. The calculation of basic net book value per share is based on the shareholders' interest at each year end at book value. The calculation of basic cash flow per share is based on the net cash flow from operations for each year and the adjusted weighted average number of ordinary shares in issue.

Diluted earnings per share, diluted net book value per share and diluted cash flow per share are calculated using the same data as for the basic calculations above but the numbers of ordinary shares used in each calculation is adjusted for the effects of dilutive options.

As a result of the Petronas Offer in September 2002, all outstanding shares issuable under the employee share scheme were cancelled on 28 October 2002 (refer note h.) Accordingly, these cancelled options have been excluded from the calculation of the dilutive shares issuable.

The number of ordinary shares outstanding for the basic and diluted calculations per share may be reconciled as follows:

	2003	2002
Weighted average number of ordinary shares ('000)		
In issue	**103 229**	102 124
Dilutive shares issuable under employee share scheme	**131**	1 037
Diluted weighted average number of ordinary shares	**103 360**	103 161
Number of ordinary shares at end of year ('000)		
In issue	**103 422**	102 913
Dilutive shares issuable under employee share scheme	**-**	669
Diluted number of ordinary shares at end of year	**103 422**	103 582

22. **Related party transactions**

In the year ended 31 March 2003 the Group did not enter into any material related party transactions.

23. Subsidiary companies and incorporated joint venture

The Company's principal subsidiaries and incorporated joint venture at 31 March 2003 are set out below.

	Country of incorporation or registration	Principal activity	Issued ordinary share capital	% held by Group
Subsidiaries				
Held directly:				
Energy Africa Bredasdorp (Pty) Limited	South Africa	Exploration and production	R1	100
Energy Africa Holdings Limited	British Virgin Islands	Holding company	$30 377	100
Held indirectly:				
Baytrust Oil Explorations Limited	England	Exploration and production	£175 100	100
Eagle Energy (Angola) Limited	Isle of Man	Exploration	£10	100
Energy Africa Egypt Limited	Isle of Man	Exploration	$1	100
Energy Africa Equatorial Guinea Limited	Isle of Man	Exploration and production	$1	100
Energy Africa Equatorial Guinea Exploration Limited	Isle of Man	Exploration	$1	100 (2002:nil)
Energy Africa Haute Mer Limited	Isle of Man	Exploration and production	$1 430	100
Energy Africa Haute Mer Holdings Limited	Isle of Man	Holding company	$6 700 000	100
Energy Africa Kudu Limited	Isle of Man	Exploration	$2	100
Energy Africa Libya Limited	Isle of Man	Exploration	$1	100
Energy Africa Mauritania Limited	Isle of Man	Exploration	$1	100
Energy Africa Morocco Limited	Isle of Man	Exploration	$1	100
Energy Africa Uganda Limited	Isle of Man	Exploration	$1	100
Energy Africa UK Limited	England	Corporate services	£2	100
Unilon Oil Explorations Limited	England	Exploration and production	£1 000 100	100
Unitrust Holdings Limited	England	Holding company	£1 000 000	100
Incorporated joint venture:				
Energy Africa Gabon Holdings Limited	Isle of Man	Holding Company	$2	50

The percentage of the issued ordinary share capital held by the Group at 31 March 2003 was the same as that at 31 March 2002 save as shown above. The interest of the Company in the after tax profits and losses of its subsidiaries and joint ventures amounts to: aggregate profits $56.7 million (2002: $76.3 million); and aggregate losses $63.1 million (2002: $53.5 million).

The Group's share of the incorporated joint venture is made up as follows:

	2003 $ million	2002 $ million
Turnover	**59.9**	46.5
Net income	**25.0**	14.5
Fixed assets	**30.8**	30.1
Current assets	**24.9**	13.0
Liabilities (net of Group balances)	**9.5**	6.5

Energy Africa Gabon Holdings Limited indirectly holds 100% of EAGSA, an exploration and production company registered in Gabon.

24. **Ultimate holding company**
Engen Limited, a company incorporated in the Republic of South Africa, is the Company's immediate holding company. Engen Limited is a subsidiary of Petroliam Nasional Berhad, incorporated in Malaysia.

25. **Group geographical analysis**

	Africa $'000	**Non-Africa $'000**	**2003 Total $'000**	Africa $'000	Non-Africa $'000	2002 Total $'000
Turnover and earnings						
Turnover (by origin)	**136 622**	**47 904**	**184 526**	99 621	44 375	143 996
Operating costs	**(30 344)**	**(8 039)**	**(38 383)**	(29 036)	(6 111)	(35 147)
Movement in underlift	**(2 021)**	**832**	**(1 189)**	1 254	(215)	1 039
Royalties paid in cash	**(6 581)**	**-**	**(6 581)**	(5 240)	-	(5 240)
Depreciation	**(29 724)**	**(9 494)**	**(39 218)**	(24 587)	(10 887)	(35 474)
Exploration expenditure written off	**(41 325)**	**-**	**(41 325)**	(26 854)	9	(26 845)
Allocable taxation	**(480)**	**(14 356)**	**(14 836)**	(2 201)	(10 387)	(12 588)
Results of operations	**26 147**	**16 847**	**42 994**	12 957	16 784	29 741
Unallocated items administration, other, and interest			**(17 602)**			(9 170)
Income attributable to ordinary shareholders			**25 392**			20 571

	Africa $'000	**Non-Africa $'000**	**2003 Total $'000**	Africa $'000	Non-Africa $'000	2002 Total $'000
Balance sheet						
Fixed assets						
Gross capitalised costs	**355 398**	**178 083**	**533 481**	307 190	137 434	444 624
Accumulated depreciation	**(189 166)**	**(107 647)**	**(296 813)**	(157 209)	(88 217)	(245 426)
Net capitalised costs	**166 232**	**70 436**	**236 668**	149 981	49 217	199 198
Other assets	**31 429**	**30 515**	**61 944**	26 945	16 303	43 248
Unallocated assets			**-**			105
Total assets			**298 612**			242 551
Liabilities	**(40 296)**	**(45 656)**	**(85 952)**	(40 688)	(25 245)	(65 933)
Unallocated liabilities			**(17 000)**			(10 000)
			195 660			166 618
Cash Flow						
Capital expenditure	**52 345**	**24 793**	**77 138**	60 198	9 107	69 305

26. **Events subsequent to balance sheet date**
No significant events have occurred between the balance sheet date and the date of this report.

Oil and gas licences

At 31 March 2003 the Group held interests in the following Licences:

Country	Licensed area (and field in production/ development within area)	Year of expiry of current Licence period	Operator	Percentage interest held by Group	Note
Congo	Moho-Bilondo	2023	Total Congo	4.00	6
	Nkossa	2022	Total Congo	4.00	
	K/A-1M1 Unit area	2005	ChevronTexaco	2.00	
	Nsoko	field life	Total Congo	4.00	
Egypt	Matruh	2003	Shell	20.00	
Equatorial Guinea	Block F	2005	Triton	15.00	
	Block G (Ceiba)	2005 / field life	Triton	15.00	1
	Block L	2005	ChevronTexaco	20.00	6
Gabon	Ablette	field life	Perenco Gabon	10.00	2
	Akori	2003	Energy Africa Gabon	17.50	2,6
	Akoum	2004	Energy Africa Gabon	50.00	2
	Azobe	2005	Amerada Hess Gabon	17.50	2,3
	Echira	2005	Perenco Gabon	20.00	2
	Etame	field life	Vaalco	3.75	2,4
	Ganga	field life	Perenco Gabon	20.00	2
	Kari	2003	Perenco Gabon	20.00	2
	Mayonami Vera	field life	Perenco Gabon	12.50	2
	Moukouti	field life	Perenco Gabon	20.00	2
	Limande	field life	Agip Gabon	10.00	2
	Niungo	field life	Perenco Gabon	20.00	2
	Nziembou	2003	Perenco Gabon	20.00	2
	Tchatamba Marin, South and West	field life	Marathon	12.50	2,4
	Turnix	field life	Perenco Gabon	13.75	2
Morocco	Cap Draa	2005	Enterprise Oil Exploration	20.00	
	Tiznit	2003	Energy Africa Morocco	31.88	
Mauritania	Block 1	2003	Dana Petroleum	32.00	
	Block 2	2003	Woodside Energy	20.00	
Namibia	Block 2814A	2005	ChevronTexaco	40.00	
South Africa	Block E-AG	2003	PetroSA	10.52	
	Block E-BA	2003	PetroSA	6.98	
	Block E-BT (Oribi)	2003	PetroSA	20.00	
Uganda	Block 2	2003	Hardman Petroleum	50.00	
	Block 3	2005	Heritage Oil & Gas	50.00	
UK	Block 16/26				
	Areas A (Alba) and C	2017	Chevron UK	8.00	
	Area P (Caledonia)	2017	Chevron UK	10.06	

Notes:

1. Within the Ceiba field, the Group's interest is 14.25%, following the taking up by the Equatorial Guinea State of a 5% interest.
2. EAGSA, a jointly controlled entity, in which the Group has a 50.0% interest, holds the Licences. The percentage interests shown in the table are 50.0% of EAGSA's interests.
3. The Gabon State has an option to acquire an interest of 1.75% from the Group upon commencement of production. The State is responsible for its proportion of costs and payment is made out of a percentage of the proceeds of sale of the State's participation oil.
4. The Group is responsible for its proportion of costs (excluding past exploration costs) and payment is made out of a percentage of the proceeds of sale of EAGSA's participation oil.
5. In addition to the interests listed above, at 31 March 2003 EAGSA (in which the Group has a 50.0% interest) has the option, in the event of discovery, to acquire interests in the following Licences in Gabon: Akori 15%, Chaillu 10.0% - 25.0%, Etame 7.5%, Gryphon 10.0%, Mayonami Vera 25.0%, Meboun 10.0% - 25.0%, Mpolo 10.0% - 25.0%, Otiti 10.0% and Tolo 10.0%.
6. Subject to government consent.
7. The above table and notes include only material Licences and excludes carries or other encumbrances which are not considered likely to be material. Interests held are rounded to two decimal places.

Oil and gas reserves and production

	2003	2002
Reserves		
Oil	**MMboe**	MMboe
Commercial oil reserves		
Movement in Group net remaining Proven+Probable Reserves		
At beginning of year	**57.9**	47.3
Revisions of previous estimates	**0.3**	7.3
Discoveries, extensions and other additions	**0.6**	11.1
Production	**(8.1)**	(7.8)
	50.7	57.9
Proven+Probable reserves by type of field		
Fields in production	**50.7**	49.2
Fields under development	**-**	8.7
	50.7	57.9
Reserves by category		
Proven	**31.3**	39.2
Proven+Probable	**50.7**	57.9
Potentially commercial oil reserves		
Group net remaining Proven+Probable reserves	**42.0**	37.3
Total oil reserves	**92.7**	95.2
Gas	**bcf**	bcf
Potentially commercial gas reserves		
Group net remaining Proven+Probable Reserves	**350**	210
	MMboe	MMboe
Production		
Group share of production	**8.1**	7.8
Delivered to host governments	**(1.0)**	(0.7)
Movement in underlift	**0.1**	-
Group production sold	**7.2**	7.1
Production by location of field		
Africa	**6.1**	5.5
UK	**2.0**	2.3
	8.1	7.8

Notes:

1. Commercial oil reserves comprise the Nkossa, Niungo, Ceiba, Echira, Limande, Moukouti, Tchatamba, Turnix, Etame, Oribi, Alba and Caledonia oil fields.
2. Potentially commercial oil reserves comprise the Bilondo, Moho, Nkossa SS and Northern Block G Complex oil discoveries. Potentially commercial gas reserves comprise the Kudu gas discovery.
3. The above table does not include reserves in discoveries not included in potentially commercial reserves.
4. Oil includes condensate and LPG.
5. Reserves are shown on a working interest basis.
6. Reserves are as defined in the Glossary on the inside back cover.
7. The reserves figures are directors' estimates, mainly based on operators' estimates and independent consultants' reports.
8. Production is delivered to host governments as royalty and as oil attributable to them under production sharing contracts.

Summary Group results

	2003 $'000 Audited	2002 $'000 Audited	2001 $'000 Audited	6 months 2000 $'000	13 months 1999 $'000	1998 $'000	1997 $'000
Income statement							
Turnover	**184 526**	143 996	138 512	58 462	71 375	65 812	64 953
Cost of production	**(85 371)**	(74 822)	(50 784)	(21 904)	(49 930)	(47 717)	(38 200)
Gross income	**99 155**	69 174	87 728	36 558	21 445	18 095	26 753
Exploration expenditure written off	**(41 325)**	(26 845)	(35 683)	(9 421)	(20 200)	(23 395)	(14 917)
Administration expenses	**(15 575)**	(7 869)	(10 572)	(4 518)	(6 547)	(6 849)	(5 712)
Other operating (costs)/income	**(333)**	(50)	1 742	199	(172)	260	57
Operating income/(loss)	**41 922**	34 410	43 215	22 818	(5 474)	(11 889)	6 181
Exceptional items	**-**	-	-	-	(40 008)	(20 049)	-
Net interest (expense)/income	**(1 694)**	(1 251)	1 930	458	(27)	(1 808)	(1 085)
Income/(loss) on ordinary activities before taxation	**40 228**	33 159	45 145	23 276	(45 509)	(33 746)	5 096
Taxation	**(14 836)**	(12 588)	(20 030)	(8 292)	(635)	(3 193)	(5 017)
Minority interest	**-**	-	-	-	-	7 040	3 568
Income/(loss) attributable to ordinary shareholders	**25 392**	20 571	25 115	14 984	(46 144)	(29 899)	3 647
Cash flow statement							
Net cash inflow from operations	**126 333**	95 536	93 664	59 283	31 999	34 254	42 798
Net interest (paid)/received	**(314)**	(368)	2 678	688	666	2 012	1 737
Tax paid	**(7 750)**	(12 062)	(16 829)	(4 728)	(3 931)	(2 492)	(326)
Investing activities							
Exploration expenditure	**(38 299)**	(31 241)	(39 504)	(9 170)	(18 584)	(22 956)	(16 347)
Payments to acquire tangible assets	**(77 138)**	(69 305)	(71 477)	(3 475)	(21 905)	(26 323)	(23 887)
Proceeds from sale of fixed assets and subsidiary	**20**	15	4	-	2	34	6 571
Net cash inflow/(outflow)before financing	**2 852**	(17 425)	(31 464)	42 598	(11 753)	(15 471)	10 546
Financing							
Issue of ordinary shares	**709**	1 714	1 325	-	-	(45)	-
Increase in bank and other loans	**16 000**	10 000	917	-	-	9 319	-
Repayment of loans	**-**	(4 591)	(5 284)	(2 643)	(5 578)	(17 764)	(14 823)
Net cash inflow/(outflow) after financing	**19 561**	(10 302)	(34 506)	39 955	(17 331)	(23 961)	(4 277)
Balance sheet							
Employment of capital							
Fixed assets	**236 668**	199 198	142 591	93 265	101 805	150 588	191 333
Inventories and debtors	**23 918**	24 589	23 301	10 788	27 542	17 743	10 804
Cash and bank deposits	**38 026**	18 765	29 325	62 730	22 699	39 390	67 090
Current liabilities	**(39 436)**	(36 163)	(24 980)	(21 800)	(16 246)	(18 245)	(12 157)
Long term interest bearing project loans	**(17 000)**	(10 000)	-	(3 674)	(6 316)	(11 601)	(61 135)
Deferred tax and other provisions	**(46 516)**	(29 771)	(24 780)	(15 777)	(17 020)	(20 101)	(18 745)
	195 660	166 618	145 457	125 532	112 464	157 774	177 190
Capital employed							
Shareholders' interest	**195 660**	166 618	145 457	125 532	112 464	157 774	182 017
Minority interest	**-**	-	-	-	-	-	(4 827)
	195 660	166 618	145 457	125 532	112 464	157 774	177 190

Summary Rand convenience translation

	Year ended 31 March 2003 R million	Year ended 31 March 2002 R million
Income statement		
Turnover	**1 792**	1 374
Operating profit	**407**	328
Net profit	**247**	196
Earnings/headline earnings per share (cents)	**239**	192
Cash flow		
Cash inflow from operations	**1 227**	912
Exploration expenditure	**372**	298
Development expenditure	**749**	661
Cash inflow from operations per share (cents)	**1 189**	893
Balance sheet		
Fixed assets	**1 863**	2 264
Cash	**299**	214
Loans	**134**	114
Net cash	**165**	100
Net assets	**1 540**	1 894
Net book value per share (cents)	**1 489**	1 840
R/$ exchange rate (year average)	**9.71**	9.54
R/$ exchange rate (year end)	**7.87**	11.37

All income statement and cash flow figures have been translated at the average exchange rate for the year. All balance sheet figures have been translated at year end rates of exchange.

Company income statements

	Notes	Year ended 31 March 2003 R'000	Year ended 31 March 2002 R'000
Total revenues	a	**328 971**	3 236
Turnover	a	**1 120**	2 587
Other income		**19 066**	25 873
Gross income		**20 186**	28 460
Administration expenses		**(116 564)**	(49 985)
Operating loss	b	**(96 378)**	(21 525)
Interest income		**1 443**	649
Dividends received		**326 408**	-
Profit/(loss) on ordinary activities before taxation		**231 473**	(20 876)
Taxation	c	**888**	-
Profit/(loss) on ordinary activities after taxation		**232 361**	(20 876)

Company balance sheets

	Notes	31 March 2003 R'000	31 March 2002 R'000
Employment of capital			
Fixed assets	d	**5 085**	6 117
Investments in subsidiaries	e	**196 677**	196 677
Current assets			
Debtors	f	**444 981**	196 872
Cash and bank deposits		**-**	9 411
		444 981	206 283
Current liabilities	g	**(10 445)**	(12 559)
Net current assets		**434 536**	193 724
		636 298	396 518
Capital employed			
Share capital	h	**10 342**	10 291
Share premium account		**450 525**	443 157
Accumulated profit/(loss)		**175 431**	(56 930)
Shareholders' interest		**636 298**	396 518

Company cash flow information

	Notes	Year ended 31 March 2003 R'000	Year ended 31 March 2002 R'000
Reconciliation of operating loss to net cash flow from operations			
Operating loss		**(96 378)**	(21 525)
Depreciation		**3 931**	3 609
Profit on disposal of fixed assets		**(98)**	-
Net cash outflow from operations prior to working capital adjustments		**(92 545)**	(17 916)
Working capital adjustments	i	**75 805**	11 336
Net cash outflow from operations		**(16 740)**	(6 580)
Cash flow statements			
Net cash outflow from operations		**(16 740)**	(6 580)
Returns on investments and servicing of finance			
Interest received		**1 443**	649
Tax refunded		**888**	-
Investing activities			
Payments to acquire tangible assets		**(2 984)**	(3 748)
Proceeds from sale of fixed assets		**183**	-
Net cash outflow before financing		**(17 210)**	(9 679)
Financing			
Issue of ordinary shares		**7 419**	16 597
Net cash (outflow)/inflow after financing	j	**(9 791)**	6 918

Reconciliation to the change in cash position is set out in note j.

Company statement of changes in equity

	Share capital R'000	Share premium account R'000	Accumulated loss R'000	Total R'000
At 1 April 2001	10 173	426 678	(36 054)	400 797
Loss attributable to ordinary shareholders	-	-	(20 876)	(20 876)
Arising on issue of shares	118	16 479	-	16 597
At 31 March 2002	10 291	443 157	(56 930)	396 518
Profit attributable to ordinary shareholders	-	-	232 361	232 361
Arising on issue of shares	51	7 368	-	7 419
At 31 March 2003	**10 342**	**450 525**	**175 431**	**636 298**

Share premium account is not distributable other than as contemplated in the Companies Act.

Notes to the Company financial statements

a. **Revenues**

	2003 R'000	2002 R'000
Commission charged to other members of the Group	**1 120**	2 587
Interest income	**1 443**	649
Dividends received from subsidiaries	**326 408**	-
	328 971	3 236

b. **Operating loss**

Operating loss is stated after:

	2003 R'000	2002 R'000
Auditors' remuneration		
Audit services	**640**	658
Non-audit services	**753**	482
Depreciation (note d)	**3 931**	3 609
Fees paid to persons other than employees for administrative and technical services	**1 555**	1 351
Fees incurred as a result of the Petronas Offer	**56 827**	-
Operating recoveries	**(19 066)**	(25 873)
Rentals under operating leases	**2 069**	1 850
Profit on disposal of fixed assets	**98**	-

c. **Taxation**

The effective tax rate is reconciled as follows:

	2003 %	2002 %
Standard rate	**(30.0)**	(30.0)
Tax effect of:		
Permanent differences		
Net losses not recognised for tax	**30.0**	30.0
Prior year overprovision	**(0.4)**	-
Effective tax rate	**(0.4)**	-

The Company has estimated tax losses of R95.8 million (2002: 57.8 million) which are available for setoff against future taxable profits.

d. **Fixed assets**

	2003 R'000	2002 R'000
Cost		
At 1 April	**14 827**	11 079
Additions	**2 984**	3 748
Disposals	**(215)**	-
At 31 March	**17 596**	14 827
Depreciation		
At 1 April	**8 710**	5 101
Charge for the year	**3 931**	3 609
Disposals	**(130)**	-
At 31 March	**12 511**	8 710
Net book amount		
At 31 March	**5 085**	6 117

Assets comprise office equipment, furniture and motor vehicles.

e. **Investments in subsidiaries**

The Company's direct interest in subsidiaries comprises unlisted shares in Energy Africa Holdings Limited, cost R196 677 000 (2002: R196 677 000) and shares in Energy Africa Bredasdorp (Pty) Limited, cost R1 (2002: R1).

Amounts owing to the company by its subsidiaries are included in debtors (note f).

Details of principal subsidiary undertakings are given in note 23.

f. **Debtors**

	2003 R'000	2002 R'000
Amounts due from subsidiaries	**440 783**	191 456
Prepayments	**3 133**	2 647
Taxation recoverable	**474**	1 499
Other	**591**	1 270
	444 981	196 872

g. **Current liabilities**

	2003 R'000	2002 R'000
Other taxes and social security costs	**745**	1 720
Other creditors	**23**	1 596
Accruals	**9 297**	9 243
Bank overdraft	**380**	-
	10 445	12 559

h. **Share capital of the Company**

	2003 shares	2002 shares	**2003 R'000**	2002 R'000
Authorised				
Ordinary shares of R0.10 each	**150 000 000**	150 000 000	**15 000**	15 000
Allotted and fully paid				
Ordinary shares of R0.10 each	**103 422 408**	102 913 308	**10 342**	10 291

During the year a total of 509 100 shares (2002: 1 187 500) were issued to employees and directors following the exercise of options granted under the Energy Africa Share Incentive Scheme. Of this amount, 20 000 shares were issued to directors and 489 100 shares were issued to employees at prices of R8.75 to R23.00.

The Company has no outstanding options at 31 March 2003 (2002: 2 389 600). As a result of the Petronas Offer in September 2002, a cash offer in lieu of the cancellation of all outstanding options held by directors and employees at 7 October 2002 was made by PICL. All outstanding options were cancelled on 28 October 2002 following this offer.

Analysis of outstanding options	**number of options**	number of options
At 1 April	**2 389 600**	2 712 300
Options granted	**536 000**	930 000
Options exercised	**(509 100)**	(1 187 500)
Options cancelled	**(2 416 500)**	(65 200)
At 31 March	**-**	2 389 600

Notes to the Company financial statements
continued

i. **Working capital adjustments**

	2003 R'000	2002 R'000
Decrease in debtors	**78 299**	5 313
(Decrease)/increase in creditors	**(2 494)**	6 023
Net working capital adjustment	**75 805**	11 336

j. **Changes in cash**

	2003 R'000	2002 R'000
At 1 April	**9 411**	2 493
Net cash (outflow)/inflow	**(9 791)**	6 918
At 31 March	**(380)**	9 411

Shareholder information

Incorporation
Energy Africa Limited, incorporated in the Republic of South Africa, registration number 1995/007140/06

Stock Exchange listings and dealings
The ordinary shares of the Company are listed on the JSE Securities Exchange of South Africa ("JSE"). Electronic trading in shares of the Company under the JSE's STRATE system commenced from 23 April 2001. Shareholders are reminded that share certificates which have not yet been converted into an electronic record cannot be sold until this conversion or dematerialisation has taken place. Global Depositary Shares, each representing five ordinary shares of the Company, are listed on the Luxembourg Stock Exchange and are evidenced by Global Depositary Receipts. In addition the shares and GDSs sold in the United States pursuant to Rule 144A of the United States Securities Act of 1933 are designated as eligible for trading on the PORTAL market.

The identification codes for the shares and GDSs are as follows:

Shares	
JSE abbreviation	ENERGY
JSE code	ENR
ISIN	ZAE 000010427
GDSs	
CUSIP (Rule 144A and Regulation S)	29266E107 and 29266E206
SEDOL (Rule 144A and Regulation S)	2304551 and 5018666
ISIN (Rule 144A and Regulation S)	US 29266E1073 and US 29266E2063
PORTAL trading symbol (Rule 144A)	ENA FYP
Common Code (Regulation S)	0064058

Share prices are reported in South African newspapers and in the Financial Times, London.

Information to shareholders
The Company publishes half year and annual reports. The preliminary announcement of the annual results was made on 26 May 2003. The Company has obtained exemption from the filing requirements of the United States Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder and furnishes certain documents to the U. S. Securities and Exchange Commission pursuant to that rule.

Annual General Meeting
The Annual General Meeting of the Company will take place in Cape Town on 30 July 2003.

Company Secretary and registered office
W H Torr
Energy Africa Limited
21st Floor, Metropolitan Centre, 7 Coen Steytler Avenue
Cape Town 8001, South Africa
Tel: +27 21 400 7600
Fax: +27 21 400 7660

Transfer Secretaries
Computershare Investor Services Limited
Ground Floor,
70 Marshall Street
Johannesburg 2001, South Africa
(PO Box 61051, Marshalltown 2107, South Africa)
Tel: +27 21 370 5000
Fax: +27 21 370 5487

Sponsor
Merrill Lynch South Africa (Pty) Limited
138 West Street
Sandown, Sandton 2196, South Africa
(PO Box 5591, Johannesburg 2000, South Africa)

Postal address
Energy Africa Limited
P. O. Box 5544
Cape Town 8000
South Africa

E-mail
energyaf@energyafrica.com

Website
www.energyafrica.com

GDS Depositary
The Bank of New York
101 Barclay Street, 22nd Floor
New York, New York 10286
United States of America

Glossary and definitions

"bbl"	barrel(s)
"bcf"	billion (1 000 000 000) cubic feet
"boe"	barrel(s) of oil equivalent
"boepd"	barrels of oil equivalent per day
"bpd"	barrels per day
"CAGR"	Compound annual growth rate
"Company"	Energy Africa Limited
"Commercial reserves"	quantities of petroleum that are considered on the basis of information currently available and current economic forecasts, to be commercially recoverable from fields currently in production, fields under development and fields which management intends to develop and produce
"Energy Africa" or "Group"	the Company, its subsidiaries and incorporated joint venture
"dollars" or "$"	United States dollars
"EAGSA"	Energy Africa Gabon SA
"Engen"	Engen Limited
"FPSO"	Floating production, storage and offtake vessel
"GDSs"	Global Depositary Shares
"IAS"	International Accounting Standard(s)
"Licence"	a licence, lease, permit, concession, PSA or other contract permitting the licensee to explore for, and/or produce, oil and/or gas.
"LPG"	Liquid Petroleum Gas
"Mbbl"	1 000 barrels
"Mcf"	1 000 cubic feet
"Mcfpd"	1 000 cubic feet per day
"MMbbl"	1 000 000 barrels
"MMboe"	1 000 000 barrels of oil equivalent (Gas is converted to oil equivalent at 6 Mcf of gas = 1 bbl of oil).
"MMcfpd"	1 000 000 cubic feet per day
"Petronas Offer"	The offer made by PICL in September 2002 for all of the issued shares of the Company not already owned by it or by Engen.
"PICL"	Petronas International Corporation Limited
"Potentially commercial reserves"	quantities of petroleum which are considered, on the basis of information currently available and current economic forecasts, to be commercially recoverable from fields that have been discovered but which require further appraisal prior to commerciality being established.
"Production Sharing Agreement" or "PSA"	a form of Licence which is in use in countries such as Congo, Equatorial Guinea and Gabon. Generally PSAs obligate the contractor (the operator and other participants in the Licence) to provide the financing and to bear the risk of exploration, development and production activities on the Licence in exchange for a share of production. Usually a percentage of production is reserved for the recovery of the contractor's costs ("cost oil") and the remainder ("profit oil") is shared with the host government.
"Proven reserves"	the amount of petroleum which geophysical, geological and engineering data indicate to be recoverable to a high degree of certainty. For the purposes of this definition, there is a 90% chance that the actual quantity will be more than the amount estimated as Proven and a 10% chance that it will be less.
"Proven+Probable reserves"	Proven reserves plus the amount of petroleum which geophysical, geological and engineering data indicate to be recoverable but with a greater element of risk than in the case of Proven. For the purposes of this definition, there is a 50% chance that the actual quantity will be more than the amount estimated as Proven+Probable and a 50% chance that it will be less.
"PRT"	UK Petroleum Revenue Tax
"UKCS"	United Kingdom Continental Shelf

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Energy Africa Limited will be held at the Cullinan Hotel, 1 Cullinan Street, Cape Town on Wednesday, 30 July 2003 at 3:00pm for the following purposes:

Ordinary business

1. To receive and consider the audited financial statements of the Company and the Group for the year ended 31 March 2003.

2. To elect directors in place of those retiring in accordance with the provisions of the Company's Articles of Association. The following directors are obliged to retire and being eligible offer themselves for re-election:

   2.1 P J G Elwes
   2.2 Dato' M Idris Mansor
   2.3 L M Nyhonyha

Special business

3. To consider and, if deemed fit, to pass, with or without modification, the following resolution as an ordinary resolution:

   "Resolved that the remuneration to be paid to the directors of the Company in terms of Article 67 of the Articles of Association of the Company for the financial year ending 31 March 2004 be in aggregate no greater than $210 000 and, where the remuneration is paid in a currency other than US dollars, be adjusted for exchange rate movements. Such amount excludes the remuneration to which any of the executive directors may be entitled pursuant to Article 82."

By order of the board

W H Torr
Company Secretary

7 July 2003

Notice of Annual General Meeting continued

Notes:

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. Proxy forms must be deposited at the Company's transfer secretaries, Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown, 2017), South Africa not less than 48 hours before the time fixed for the meeting.

Special business explanatory notes:

Ordinary resolution number 2. Details of directors standing for re-election:

P J G Elwes

He has extensive experience in the oil and gas business and has held positions including those of Chief Executive of Enterprise Oil plc and Chief Executive of Hardy Oil and Gas plc. He is also chairman of Aminex plc. (British, aged 73)

Dato' M Idris Mansor

Advisor to PETRONAS, E & P business. Previously, he was senior Vice President, E & P Business, PETRONAS. He has had a career of 27 years with PETRONAS after joining the company as a Petroleum Engineer. He holds degrees in mining and petroleum engineering. (Malaysian, aged 58)

L M Nyhonyha

Executive director of Worldwide African Investment Holdings from April 2001. Previously he was Chief Executive of Thebe Financial Services. Prior to joining the Thebe Group in 1992, he was an audit manager at Ernst & Young. He also holds a number of other directorships in the Worldwide Group. He is a chartered accountant. (Aged 44)

Ordinary resolution number 3. Article 67 of the Articles of Association of the Company provides that the directors shall be entitled to such remuneration as the Company in general meeting may determine. In addition under Articles 80 and 82 a director may be employed by the Company or a subsidiary and be remunerated for that employment. The proposed Resolution 3 will approve payment of remuneration to the non-executive directors for the year ending 31 March 2004 in aggregate of up to $210 000 and, where the remuneration is paid in a currency other than US dollars, adjusted for exchange rate movements.

Proxy Form

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

Energy Africa Limited

Incorporated in the Republic of South Africa, registration number 1995/007140/06

I/We ....

of ....

being (a) member(s) of Energy Africa Limited ("the Company")in respect of .... shares, hereby appoint

....

of ....

or failing him/her ....

of ....

or failing him/her, the chairman of the meeting as my/our proxy to attend and speak and, on a poll, to vote on my/our behalf at the Annual General Meeting to be held on Wednesday, 30 July 2003 at 3:00 pm and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

Resolution	For	Against	Abstain
1. Adoption of financial statements			
2.1 Re-election of P J G Elwes			
2.2 Re-election of Dato' M Idris Mansor			
2.3 Re-election of L M Nyhonyha			
3. Approval of director's remuneration			

Signature ....Date ....

Please see notes overleaf

Notes:

(a) A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

(b) You may insert the name of any person(s) whom you wish to appoint as your proxy in the space(s) provided, with or without deleting "or failing him/her, the chairman of the meeting".

(c) Please indicate with an "X" in the appropriate spaces how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

(d) A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

(e) The chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form: (i) under a power of attorney; or (ii) on behalf of a company, unless that person's power of attorney or authority is deposited at the Company's transfer secretaries not less than 48 hours before the time fixed for the meeting.

(f) When there are joint holders of shares and if more than one of such joint holders be present or represented, the person whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

(g) The completion and lodging of this proxy form will not preclude the member who grants the proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

(h) Proxy forms must be deposited at the Company's transfer secretaries, Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2017), South Africa not less than 48 hours before the time fixed for the meeting.

Energy Africa Limited

21st floor, Metropolitan Centre, 7 Coen Steytler Avenue, Cape Town 8001, South Africa

Postal address:
P. O. Box 5544, Cape Town 8000, South Africa

Tel: +27 21 400 7600   Fax: +27 21 400 7660
E-mail: energyaf@energyafrica.com
Website: www.energyafrica.com

Subsidiaries and EAGSA's offices:

Isle of Man:
5 Parliament Square
Castletown
Isle of Man
IM9 1LA

Libreville:
Aéroport - Air Affaires Gabon
BP 9773
Libreville
Gabon

London:
138 - 142 Strand
London
WC2R 1QA
United Kingdom

DTP by Jenny M Design   Printed by Edina-Griffiths Cape Town   Front cover photograph by Curtis W. Callaway True North Films, Inc. 817-277-6868

Energy Africa Limited

[illegible] Floor, Metropolitan Centre

[illegible] Steytler Avenue

Cape Town 8001

South Africa

Website: www.energyafrica.com